SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2020

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Ambev S.A.

Unaudited interim consolidated

financial statements at
September 30, 2020
and report on review

Report on review of interim

consolidated financial statements

To the Board of Directors and Shareholders

Ambev S.A.

Introduction

We have reviewed the accompanying interim consolidated balance sheet of Ambev S.A. and its subsidiaries ("Company") as at September 30, 2020 and the related interim consolidated statements of income and comprehensive income for the three-month and nine-month periods then ended, and the interim consolidated statements of changes in equity and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with International Accounting Standard (IAS) 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with International Standards on Reviews of Interim Financial Information (ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements is not prepared, in all material respects, in accordance with International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB).

São Paulo, November 10, 2020

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Alessandro Marchesino de Oliveira

Contador CRC 1SP265450/O-8

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 60054, T: +55 (11) 3674 2000, www.pwc.com.br

AMBEV S.A.

Interim Consolidated Balance Sheet

All amounts in thousand of Brazilian Reais unless otherwise stated

Assets	Note	09/30/2020	12/31/2019

Cash and cash equivalents	5	21,660,450	11,900,666
Investment securities	6	1,442,923	14,558
Derivative financial instruments	22	198,377	172,147
Trade receivable		4,156,923	4,495,525
Inventories	7	7,341,837	5,978,557
Income tax and social contributions recoverable		2,038,964	1,831,401
Other recoverable taxes		1,433,917	2,242,726
Other assets		825,405	985,557
Current assets		39,098,796	27,621,137

Investment securities	6	188,670	163,570
Derivative financial instruments	22	-	1,221
Income tax and social contributions recoverable		3,083,736	4,331,901
Other recoverable taxes		1,321,629	671,084
Deferred tax assets	8	6,312,208	2,950,109
Other assets		1,823,620	1,751,699
Employee benefits		77,313	56,228
Investments in joint ventures		340,201	303,423
Property, plant and equipment	9	25,435,683	22,576,299
Intangible		8,062,660	6,306,364
Goodwill	10	41,312,271	35,009,909
Non-current assets		87,957,991	74,121,807

Total assets		127,056,787	101,742,944

The accompanying notes are an integral part of these interim consolidated financial statements.

1

AMBEV S.A.

Interim Consolidated Balance Sheet (continued)

All amounts in thousand of Brazilian Reais unless otherwise stated

Equity and liabilities	Note	09/30/2020	12/31/2019

Trade payables	11	16,145,956	15,069,575
Derivative financial instruments	22	302,453	355,314
Interest-bearing loans and borrowings	12	4,318,163	653,149
Bank overdrafts	5	678,882	24
Wages and salaries		1,229,339	833,025
Dividends and interest on shareholders’ equity payable		1,315,963	956,560
Income tax and social contribution payable		1,317,411	1,394,178
Taxes and contributions payable		3,265,135	4,108,521
Other liabilities		1,583,652	1,530,654
Provisions	13	118,363	110,033
Current liabilities		30,275,317	25,011,033

Trade payables	11	709,840	309,567
Derivative financial instruments	22	868	56
Interest-bearing loans and borrowings	12	2,536,844	2,409,655
Deferred tax liabilities	8	3,184,147	2,371,098
Income tax and social contribution payable		2,128,076	2,219,551
Taxes and contributions payable		686,924	645,155
Put option granted on subsidiary and other liabilities		4,081,232	3,145,393
Provisions	13	468,771	370,972
Employee benefits		3,410,623	2,704,459
Non-current liabilities		17,207,325	14,175,906

Total liabilities		47,482,642	39,186,939

Equity	14
Issued capital		57,899,073	57,866,759
Reserves		75,815,322	75,685,730
Carrying value adjustments		(61,314,038)	(72,274,464)
Retained earnings / (losses)		5,605,921	-
Equity attributable to equity holders of Ambev		78,006,278	61,278,025
Non-controlling interests		1,567,867	1,277,980
Total Equity		79,574,145	62,556,005

Total equity and liabilities		127,056,787	101,742,944

The accompanying notes are an integral part of these interim consolidated financial statements.

2

AMBEV S.A.

Interim Consolidated Income Statements

For the nine and three-month period ended September 30

All amounts in thousand of Brazilian Reais unless otherwise stated

		Nine-month period ended:		Three-month period ended:
	Note	2020	2019	2020	2019

Net sales	16	39,822,425	36,742,911	15,604,498	11,957,652
Cost of sales		(18,868,215)	(15,298,734)	(7,423,149)	(5,229,732)
Gross profit		20,954,210	21,444,177	8,181,349	6,727,920

Distribution expenses		(6,002,127)	(4,994,743)	(2,307,695)	(1,717,853)
Sales and marketing expenses		(4,453,687)	(4,196,538)	(1,591,003)	(1,360,307)
Administrative expenses		(2,051,435)	(2,001,388)	(704,057)	(632,466)
Other operating income/(expenses), net	17	404,196	559,747	168,020	137,727
Costs arising from business combinations	18	(17,535)	-	(819)	-
Restructuring	18	(93,653)	(64,136)	(43,618)	(13,116)
Effect of application of IAS 29 (hyperinflation)	18	(3,396)	(2,744)	(2,935)	(1,442)
COVID-19 impacts	18	(183,114)	-	(111,635)	-
Stella recall	18	(14,092)	-	(789)	-
Income from operations		8,539,367	10,744,375	3,586,818	3,140,463

Finance expenses	19	(4,327,237)	(2,950,104)	(1,514,253)	(1,173,003)
Finance income	19	851,859	1,404,801	369,477	867,205
Net finance result		(3,475,378)	(1,545,303)	(1,144,776)	(305,798)

Share of result of joint ventures		(33,856)	(11,115)	(11,002)	(8,248)
Income before income tax		5,030,133	9,187,957	2,431,040	2,826,417

Income tax expense	20	(188,597)	(1,218,603)	(72,072)	(222,032)
Net income		4,841,536	7,969,354	2,358,968	2,604,385

Attributable to:
Equity holders of Ambev		4,593,384	7,680,260	2,274,801	2,497,677
Non-controlling interests		248,152	289,094	84,167	106,708

Basic earnings per share – common - R$		0.2920	0.4884	0.1446	0.1588
Diluted earnings per share – common - R$		0.2894	0.4843	0.1433	0.1576

The accompanying notes are an integral part of these interim consolidated financial statements.

3

AMBEV S.A.

Interim Consolidated Statements of Comprehensive Income

For the nine and three-month period ended September 30

All amounts in thousand of Brazilian Reais unless otherwise stated

	Nine-month period ended:		Three-month period ended:
	2020	2019	2020	2019

Net income	4,841,536	7,969,354	2,358,968	2,604,385

Items that will not be reclassified to profit or loss:
Recognition of actuarial gains/(losses)	(3,682)	4,013	(84)	340

Items that may be subsequently reclassified to profit or loss:
Exchange differences on translation of foreign operations (gains/(losses)
Investment hedges on foreign operations	(2,943)	-	(3,075)	-
Investment hedges - put options granted on subsidiaries	(576,737)	(58,555)	(74,859)	(95,741)
Gains/losses on translation of other foreign operations	11,350,957	663,001	1,359,553	1,111,356
Gains/losses on translation of foreign operations	10,771,277	604,446	1,281,619	1,015,615

Cash flow hedge - gains/(losses)
Recognized in equity (Hedge reserve)	1,776,868	802,486	561,039	515,519
Removed from equity (Hedge reserve) and included in profit or loss	(1,200,526)	(683,259)	(477,786)	(58,868)
Total cash flow hedge	576,342	119,227	83,253	456,651

Other comprehensive (loss)/income	11,343,937	727,686	1,364,788	1,472,606

Total comprehensive income	16,185,473	8,697,040	3,723,756	4,076,991

Attributable to:
Equity holders of Ambev	15,598,099	8,371,303	3,644,619	3,902,001
Non-controlling interests	587,374	325,737	79,137	174,990

The accompanying notes are an integral part of these interim consolidated financial statements. The consolidated statements of comprehensive income are presented net of income tax. The income tax effects of these items are disclosed in Note 8 - Deferred income tax and social contribution.

4

AMBEV S.A.

Interim Consolidated Statements of Changes in Equity

For the nine-month period ended September 30

All amounts in thousand of Brazilian Reais unless otherwise stated

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At December 31, 2018	57,710,202	54,781,194	15,341,367	-	(71,584,756)	56,248,007	1,206,801	57,454,808

Net Income	-	-	-	7,680,260	-	7,680,260	289,094	7,969,354

Comprehensive income:
Gains/(losses) on translation of foreign operations	-	-	-	-	567,764	567,764	36,682	604,446
Cash flow hedges	-	-	-	-	119,253	119,253	(26)	119,227
Actuarial gains/(losses)	-	-	-	-	4,026	4,026	(13)	4,013
Total comprehensive income	-	-	-	7,680,260	691,043	8,371,303	325,737	8,697,040
Capital increase (Note 14)	156,557	(143,742)	-	-	-	12,815	-	12,815
Effect of application of IAS 29 (hyperinflation)	-	-	-	985,076	-	985,076	(1,934)	983,142
Gains/(losses) of controlling interest´s share	-	-	-	-	(352)	(352)	109,201	108,849
Tax on deemed dividends	-	-	-	-	(6,936)	(6,936)	-	(6,936)
Paid dividends	-	-	-	-	-	-	(370,112)	(370,112)
Purchase of shares and results from treasury shares	-	(17,342)	-	-	-	(17,342)	-	(17,342)
Share-based payments	-	159,188	-	-	-	159,188	-	159,188
At September 30, 2019	57,866,759	54,779,298	15,341,367	8,665,336	(70,901,001)	65,751,759	1,269,693	67,021,452

The accompanying notes are an integral part of these interim consolidated financial statements.

5

AMBEV S.A.

Interim Consolidated Statements of Changes in Equity

For the nine-month period ended September 30

All amounts in thousand of Brazilian Reais unless otherwise stated

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At December 31, 2019	57,866,759	54,811,462	20,874,268	-	(72,274,464)	61,278,025	1,277,980	62,556,005

Net Income	-	-	-	4,593,384	-	4,593,384	248,152	4,841,536

Comprehensive income:
Gains/(losses) on translation of foreign operations	-	-	-	-	10,432,373	10,432,373	338,904	10,771,277
Cash flow hedges	-	-	-	-	576,017	576,017	325	576,342
Actuarial gains/(losses)	-	-	-	-	(3,675)	(3,675)	(7)	(3,682)
Total comprehensive income	-	-	-	4,593,384	11,004,715	15,598,099	587,374	16,185,473
Capital increase (Note 14)	32,314	(32,314)	-	-	-	-	-	-
Effect of application of IAS 29 (hyperinflation)	-	-	-	1,009,699	-	1,009,699	(1,905)	1,007,794
Options granted on subsidiary	-	-	-	-	(37,446)	(37,446)	-	(37,446)
Gains/(losses) of controlling interest´s share	-	-	-	-	(950)	(950)	196	(754)
Tax on deemed dividends	-	-	-	-	(5,893)	(5,893)	-	(5,893)
Dividends paid	-	-	-	-	-	-	(295,778)	(295,778)
Purchase of shares and results from treasury shares	-	7,365	-	-	-	7,365	-	7,365
Share-based payments	-	154,541	-	-	-	154,541	-	154,541
Prescribed/(complement) dividends	-	-	-	2,838	-	2,838	-	2,838
At September 30, 2020	57,899,073	54,941,054	20,874,268	5,605,921	(61,314,038)	78,006,278	1,567,867	79,574,145

The accompanying notes are an integral part of these interim consolidated financial statements.

6

AMBEV S.A.

Interim Consolidated Cash Flow Statements

For the nine-month period ended September 30

All amounts in thousand of Brazilian Reais unless otherwise stated

	Note	2020	2019

Net income		4,841,536	7,969,354
Depreciation, amortization and impairment		3,803,147	3,411,113
Impairment losses on receivables and inventories		241,276	101,408
Additions to/(reversals of) provisions and employee benefits		166,072	139,533
Net finance cost	19	3,475,378	1,545,303
Losses/(gain) on sale of property, plant and equipment and intangible assets		(14,913)	(59,180)
Equity-settled share-based payment expense	21	167,876	159,588
Income tax expense	20	188,597	1,218,603
Share of result of joint ventures		33,856	11,115
Other non-cash items included in the profit		(1,206,774)	(783,669)
Cash flow from operating activities before changes in working capital and use of provisions		11,696,051	13,713,168

(Increase)/decrease in trade and other receivables		2,138,317	253,111
(Increase)/decrease in inventories		(755,225)	(653,589)
Increase/(decrease) in trade and other payables		(1,074,351)	(2,082,369)
Cash generated from operations		12,004,792	11,230,321

Interest paid		(454,409)	(336,051)
Interest received		261,493	394,305
Dividends received		5,550	2,245
Income tax paid		(1,355,202)	(2,544,414)
Cash flow from operating activities		10,462,224	8,746,406

Proceeds from the sale of property, plant and equipment and intangible assets		41,979	67,186
Proceeds from the sale of subsidiaries operations		-	203,557
Acquisitions of property, plant and equipment and intangible assets		(3,298,254)	(3,065,552)
Acquisitions of subsidiaries, net of cash acquired		(406,912)	(79,264)
Acquisitions of other investments		(11,396)	(45,484)
Investment in short term debt securities and net proceeds/(acquisitions) of debt securities		(1,474,941)	(9,246)
Net proceeds/(acquisitions) of other assets		-	2,867
Cash flow from investing activities		(5,149,524)	(2,925,936)

Capital increase		-	12,814
Capital increase/(decrease) of non-controlling interest		659	2,275
Proceeds from/(repurchases of) treasury shares		(6,141)	(17,016)
Acquisition of non-controlling interest		-	(471)
Proceeds from borrowings		3,573,775	900,050
Repayment of borrowings		(124,687)	(1,136,386)
Cash net of finance expenses other than interest		(1,896,970)	(1,105,900)
Payment of lease liabilities		(388,410)	(363,814)
Dividends and Interest on shareholder´s equity paid		(181,258)	(227,032)
Cash flow from financing activities		976,968	(1,935,480)

Net increase/(decrease) in cash and cash equivalents		6,289,668	3,884,990
Cash and cash equivalents less bank overdrafts at the beginning of the year		11,900,642	11,463,498
Effect of exchange rate fluctuations in cash and cash equivalents		2,791,258	(331,574)
Cash and cash equivalents less bank overdrafts at the end of the year		20,981,568	15,016,914

The accompanying notes are an integral part of these interim consolidated financial statements.

7

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

1.	Corporate information
2.	Statement of compliance
3.	Summary of significant accounting policies
4.	Use of estimates and judgments
5.	Cash and cash equivalents
6.	Investment securities
7.	Inventories
8.	Deferred income tax and social contribution
9.	Property, plant and equipment
10.	Goodwill
11.	Trade payables
12.	Interest-bearing loans and borrowings
13.	Provisions
14.	Changes in equity
15.	Segment reporting
16.	Net sales
17.	Other operating income/(expenses)
18.	Exceptional items
19.	Finance expenses and income
20.	Income tax and social contribution
21.	Share-based payments
22.	Financial instruments and risks
23.	Collateral and contractual commitments with suppliers, advances from customers and other
24.	Contingent liability
25.	Non-cash items
26.	Related parties
8

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

1.	CORPORATE INFORMATION

(a)	Description of business

Ambev S.A. (referred to as “the Company” or “Ambev”), is headquartered in São Paulo-SP, Brazil, and either directly or through participation in other companies, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, as well as advertising its own and third-party products, selling promotional and advertising materials and directly or indirectly exploiting bars, restaurants, snack bars and other establishments.

The Company’s shares and ADRs (American Depositary Receipts) are listed on the B3 S.A.- Brasil, Bolsa, Balcão as “ABEV3” and on the New York Stock Exchange (NYSE) as “ABEV”, respectively.

The Company’s direct controlling shareholders are Interbrew International B.V. (“IIBV”), AmBrew S.A. (“Ambrew”), both subsidiaries of Anheuser-Busch InBev N.V. (“AB InBev”) and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação Zerrenner”).

The interim financial statements were approved, by the Board of Directors on October 28, 2020.

(b)	Major corporate events in 2020 and 2019:

COVID-19 impacts

The outbreak of the new coronavirus (SARS-CoV-2 or COVID-19) on a global scale has increased the volatility of the national and international markets and has been affecting the economies of the countries in which we operate and, consequently, the results of our operations. The response to the COVID-19 pandemic has developed rapidly across the globe in a fluid and uncertain manner: voluntary and, in some cases, mandatory quarantines, restrictions on travel, commercial and social activities, and ban on the distribution, sale and consumption of alcoholic beverages in some countries where we operate – are directly affecting our sales, distribution and final consumer demand for our products.

The impact of the pandemic on our operations and the restrictions imposed by each government in response have generated, especially since March 2020, significant changes in market dynamics both in the off-trade sales channel, composed of supermarkets, and in the on-trade channel, which is composed of bars and restaurants. In countries with a higher level of income, a more mature beer market and a greater weight on the off-trade sales channel, such as Canada, the negative impact on the sales volume has been smaller. On the other hand, in countries with lower income levels and a less mature beer market, volume has been impacted according to the market segmentation between the on-trade and off-trade channels; in those cases, the volume reduction is higher depending on the weight of the on-trade channel. In all the cases, the more severe the restrictions on the sale and consumption of our products, the greater the volume reduction, which is why  Bolivia and Panama are the countries most affected. On the other hand, we observed an increase in sales related to e-commerce in all countries, although this channel represents a small portion of the total of the Company's volume.

9

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

During the third quarter of 2020, the implementation of the Company's strategy, the release of restrictions in some regions and the impact of government aid for the community in some countries, led to a gradual increase in the volume in most of our operations, especially in Brazil. The most affected countries, Bolivia and Panama, also presented less restrictions on the circulation of people and the production of beverages. However, there is some uncertainty regarding the likelihood of further restrictions by each government on commercial and operating activities, as well as the economic effects on the financial market and exchange rates. Those impacts may result in material adverse impacts on our business, liquidity, financial condition, and outcome of operations, as well as volatility in the trading price of our shares. However, we are continuously managing our liquidity and capital resources with discipline. As such, management concludes there is no substantial doubt about the Company's ability to continue as a going concern.

As required by IAS 1 - Presentation of Financial Statements, the Company updated the analysis on the impact of COVID-19, as at September 30, 2020, which involved, mainly (i) a review of the assumptions of the annual impairment test, as described in Note 10 (ii) analysis of possible credit losses and inventory obsolescence, (iii) a review of the measurement assumptions of financial instruments, including hedges, (iv) analysis of the recoverability of deferred taxes, and (v) evaluation of the relevant estimates used in the preparation of the interim financial statements, among other analyses.

Any impacts derived from these analyses are reflected in the financial statements and Explanatory Notes. In addition, due to the protective actions taken for our staff and donations made by our community, the Company incurred exceptional expenses of R$183,114, at September 30, 2020, as reported in Note 18.

10

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

Renegotiation of Tenedora’s shareholders agreement

The Company and E. León Jimenes, S.A. (“ELJ”), as shareholders of Tenedora CND, S.A. (“Tenedora”), a holding company with its headquarters in the Dominican Republic, the owner of almost the entire share capital of Cervecería Nacional Dominicana, S.A., on July 2, 2020, signed the second amendment to Tenedora’s Shareholders Agreement (“Shareholders Agreement”), extending their partnership in the country and postponing the terms of the put and call options defined in the original Agreement. ELJ is currently the owner of 15% of Tenedora’s shares, and its put option is now divided in two tranches: (i) Tranche A, corresponding to 12.11% of the shares, exercisable in 2022, 2023 and 2024; and (ii) Tranche B, corresponding to 2.89% of the shares, exercisable starting in 2026. The Company, on the other hand, has a call option over the Tranche A shares exercisable starting in 2021 and of the Tranche B shares to be exercised starting in 2029. The details of the assumptions used for this option are described in Note 22 (Item IV (d)).

Distribution agreement Cervecería Chile S.A.

On August 16, 2020, Cervecería Chile S.A., a Chilean subsidiary of the Company, entered into a long-term distribution agreement with Embotelladora Andina S.A., Coca-Cola Embonor S.A. and Embotelladora Iquique S.A. (the “Distributors”), by which the Distributors were granted the right to sell and distribute certain products within the Company’s portfolio, with exclusivity in specific zones and sales channels in Chile.

Addendum to the agreement with PepsiCo Bolivia

The long-term agreement with PepsiCo, under which the Cervecería Boliviana Nacional, subsidiary of the Company in Bolivia, has the exclusive right to produce, sell and distribute certain brands on PepsiCo’s portfolio in Bolivia, was amended in June 1, 2020, extending the agreement for more 10 years and reflect certain changes in the trade agreement between the parties.

New acquisitions

On January 22, 2020, the company acquired G&W Distilling Inc., a company that produces a portfolio of ready-to-drink alcoholic beverages, through our subsidiary Labatt Brewing Company Limited.

11

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

Red Bull distribution contract

On November 7, 2019, the company entered into a long-term distribution agreement with Red Bull do Brasil Ltda. (“Red Bull”), whereby we have been granted the exclusive right to sell and distribute certain brands of Red Bull’s portfolio in specific limited points of sale for the on-trade channel in Brazil. We also have agreements with Red Bull to distribute their portfolio in a few limited channels in Argentina and the Dominican Republic.

Information released by the press

In the third quarter of 2019, there were news reports based on alleged leaks of statements by Mr. Antonio Palocci in a legal procedure, to which the Company subsequently had access. As previously stated in a press release dated August 9, 2019, the Company, in accordance with its Code of Business Conduct and principles, has remained committed to reviewing and monitoring this matter. In this regard, the Company has not identified evidence supporting Mr. Palocci’s claims of illegal conduct by Ambev.

The Company reiterates its commitment to conducting business in a legal and ethical manner, and it will continue to monitor this matter and will respond as appropriate to any requests from authorities.

Exchange contracts for future financial flows - equity swap

On May 15, 2019, the Board of Directors of Ambev approved the conclusion of new equity-swap contracts, without losses upon liquidation, within the regulatory term, of the equity-swap contracts still in force. The settlement of the newly approved equity-swap contracts will occur within a maximum period of 18 months from the date of approval, and such contracts may result in an exposure of up to 80 million common shares (of which all or part may be in the form of ADRs), up to a value limit value of R$1.5 billion.

On December 19, 2019, the Board of Directors of Ambev approved new equity-swap contracts, without prejudice to the liquidation, within the regulatory term, of the equity-swap contracts still in force. The settlement of the new approved equity-swap contracts will occur within a maximum period of 18 months from the date of approval, and such contracts may result in an exposure of up to 80 million common shares (of which all or part may be in the form of ADRs), up to a value limit of R$1.5 billion.

On May 13, 2020, the Board of Directors of Ambev approved new equity-swap contracts, without prejudice to the liquidation, within the regulatory term, of the equity-swap contracts still in force. The settlement of the new approved equity-swap contracts will occur within a maximum period of 18 months from the date of approval, and such contracts may result in an exposure of up to 65 million common shares (of which all or part may be in the form of ADRs), up to a value limit of R$1.0 billion, in addition to contracts already executed in the context of the approvals of May 15, 2019 and December 19, 2019, and which have not yet been settled as at the date of approval, may result in an exposure of up to 122,014,453 common shares (all or part of which may be in the form of ADRs).

12

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

Addendum to the agreement with PepsiCo

The long-term agreement with PepsiCo, under which the Company has the exclusive right to bottle, sell and distribute certain brands on PepsiCo’s portfolio of soft drinks in Brazil, including Pepsi Cola, Gatorade, H2OH! and Lipton Ice Tea, was amended in October 2018 to reflect certain changes in the trade agreement between the parties. The new terms of the agreement were approved by CADE in December 2018 and became effective as of January 1, 2019. The agreement will be in force until December 31, 2027.

2.	STATEMENT OF COMPLIANCE

The consolidated interim financial statements have been prepared using the accounting basis of going concern and are being presented in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The information does not meet all disclosure requirements for the presentation of full annual financial statements and thus should be read in conjunction with the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2019. To avoid duplication of disclosures which are included in the annual financial statements, the following notes were not subject to full filling:

(a)   Summary of significant accounting policies (Note 3);

(b)  Trade receivables (Note 19);

(c)   Investments securities (Note 16);

(d)  Intangible (Note 15);

(e)   Goodwill (Note 14);

(f)   Interest-bearing loans and borrowings (Note 22);

(g)  Employee benefits (Note 23);

(h)  Changes in equity (Note 21);

(i)    Additional information on operating expenses by nature (Note 10);

13

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

(j)    Payroll and related benefits (Note 09);

(k)  Contingent liabilities (Note 29);

(l)    Group Companies (Note 32); and

(m) Insurance (Note 33)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There were no significant changes in accounting policies and calculation methods used for the interim financial statements as of September 30, 2020, in relation to those presented in the financial statements for the year ended December 31, 2019.

(a)	Basis of preparation and measurement

The interim financial statements are presented in thousands of Brazilian Real (“R$”), unless otherwise indicated, rounded to the nearest thousand indicated. Depending on the applicable IFRS requirement, the measurement basis used in preparing the interim financial statements is historical cost, net realizable value, fair value or recoverable amount.

(b)	Recently issued IFRS

There were no new standards for the period ended September 30, 2020 for the preparation of these interim financial statements.

Other standards, interpretations and amendments to standards

There are no other standards, interpretations and amendments to standards that are not yet effective that would be expected to have material impact on the Company consolidated interim financial information.

4.	USE OF ESTIMATES AND JUDGMENTS

The preparation of interim financial statements in conformity with IFRS requires Management to make judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets and liabilities, income and expenses. The estimates and judgments are based on past experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for decision making regarding the judgments about carrying amounts of assets and liabilities that are not readily evident from other sources. Actual results may differ from these estimates.

14

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

The estimates and assumptions are reviewed on a regular basis. Changes in accounting estimates may affect the period in which they are realized, or future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, the Company believes that the following accounting practices reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results:

(i) predecessor accounting;

(ii) business combinations;

(iii) impairment;

(iv) provisions;

(v) share-based payments;

(vi) employee benefits;

(vii) current and deferred tax;

(viii) joint arrangements;

(ix) measurement of financial instruments, including derivatives;

(x) inflation accounting and financial reporting in hyperinflationary economies; and

(xi) leasing

The fair values of acquired identifiable intangibles of indefinite useful life are based on an assessment of future cash flows. Impairment analyses of goodwill and intangible assets with an indefinite life are performed at least annually and whenever a triggering event occurs, to determine whether the carrying value exceeds the recoverable amount.

The Company uses its judgment to select a variety of methods, including the net fair value of expenses approach and option valuation models, and makes assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other long-term employee benefit expense and liability. These factors include assumptions with respect to interest rates, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy. Such estimates are reviewed annually by independent actuaries.

The Company is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the Company are involved in tax audits usually in relation to prior years. These audits are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time until their conclusion.

15

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

5.	CASH AND CASH EQUIVALENTS

	09/30/2020	12/31/2019

Cash	206,970	207,529
Current bank accounts	5,753,494	5,403,536
Short term bank deposits (i)	15,699,986	6,289,601
Cash and cash equivalents	21,660,450	11,900,666

Bank overdrafts	(678,882)	(24)
Cash and cash equivalents less bank overdraft	20,981,568	11,900,642

(i) The balance refers mostly to bank deposit certificates – (CDB), which have a high liquidity, are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

Current account balances included guarantee deposits in the amount of R$485 million as at September 30, 2020 (R$348 million on December 31, 2019) held by the subsidiary of Cuba, which are not freely transferable to the parent company for reasons of exchange restrictions.

6.	INVESTMENTS SECURITIES

	09/30/2020	12/31/2019

Financial asset at fair value through profit or loss-held for trading	1,442,923	14,558
Current investments securities	1,442,923	14,558

Investment on debt securities (i)	188,670	163,570
Non-current investments securities	188,670	163,570

Total	1,631,593	178,128

(i) The balance refers substantially to CDB linked to tax incentives and do not have an immediate convertibility in a known amount of cash.

16

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

7.	INVENTORIES

	09/30/2020	12/31/2019

Finished goods	2,650,428	2,080,668
Work in progress	535,777	450,807
Raw material and consumables	3,154,630	2,637,360
Spare parts and other	792,853	602,548
Prepayments	360,627	328,347
Impairment losses	(152,478)	(121,173)
	7,341,837	5,978,557

Write-offs and losses on inventories recognized in the income statement amounted to R$151,537 in the period ended on September 30, 2020 (R$64,840 in the period ended on September 30, 2019).

8.	DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred taxes for income tax and social contribution taxes are calculated on temporary differences between the tax bases of these taxes and the accounting calculation of the Company, among which, tax losses. The rates of these taxes in Brazil, which are expected at the realization of deferred taxes, are 25% for income tax and 9% for social contribution. For the other regions in which the Company operates, the expected nominal rates are as follow:

Central America and the Caribbean	from 15% to 27%
Latin America - South (i)	from 10% to 30%
Canada	26.5%

(i) Amendments to Argentine tax legislation approved on December 29, 2017 affected the Company beginning in October 2018 and reduced the income tax rate in the first two years from 35% to 30%, and, after, to 25%. Further, new amendments to the Argentine tax legislation approved on December 23, 2019 postponed for one year the application of the income tax rate of rate of 25% and extended for a third year the application of the 30% rate.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit is probable, which may be offset against temporary differences recorded currently, with a special emphasis on tax losses.

17

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

The amount of deferred income tax and social contribution by type of temporary difference is detailed as follows:

	09/30/2020			12/31/2019
	Assets	Liabilities	Net	Assets	Liabilities	Net
Investment securities	10,115	-	10,115	10,007	-	10,007
Intangible	-	(1,360,078)	(1,360,078)	-	(1,067,471)	(1,067,471)
Employee benefits	962,526	(3,915)	958,611	749,988	(3,950)	746,038
Trade payables	4,262,868	(224,015)	4,038,853	2,330,349	(246,651)	2,083,698
Trade receivable	61,448	(4)	61,444	45,513	(3,267)	42,246
Derivatives	31,201	(558,568)	(527,367)	38,873	(217,204)	(178,331)
Interest-Bearing Loans and Borrowings	-	(430)	(430)	-	(23)	(23)
Inventories	346,820	(54,008)	292,812	372,014	(67,066)	304,948
Property, plant and equipment	419,379	(1,614,346)	(1,194,967)	290,383	(1,423,367)	(1,132,984)
Withholding tax over undistributed profits and royalties	-	(1,536,877)	(1,536,877)	-	(1,115,123)	(1,115,123)
Investments in joint ventures	-	(421,589)	(421,589)	-	(421,589)	(421,589)
Interest on shareholders' equity	1,177,921	-	1,177,921	-	-	-
Loss carry forwards	1,161,263	-	1,161,263	877,308	(148,350)	728,958
Provisions	527,895	(3,762)	524,133	465,863	(2,284)	463,579
Complement of income tax of foreign subsidiaries due in Brazil	-	(147,089)	(147,089)	-	-	-
Impact of the adoption of IFRS 16 (Leases)	57,993	(1,822)	56,171	44,587	(1,910)	42,677
Other items	85,154	(50,019)	35,135	88,979	(16,598)	72,381
Gross deferred tax assets / (liabilities)	9,104,583	(5,976,522)	3,128,061	5,313,864	(4,734,853)	579,011
Netting by taxable entity	(2,792,375)	2,792,375	-	(2,363,755)	2,363,755	-
Net deferred tax assets / (liabilities)	6,312,208	(3,184,147)	3,128,061	2,950,109	(2,371,098)	579,011

The Company only offsets the balances of deferred income tax and social contribution assets against liabilities to net presentation when they are within the same entity, of the same nature and expected to be realized in the same period.

The critical estimates of Ambev’s Management, as well the main contingent liabilities related to uncertainties about the tax treatment of income, are disclosed in Notes 4 and 24, respectively.

18

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

On September 30, 2020 the deferred taxes assets and liabilities related to combined tax losses had an expected utilization or settlement by temporary differences as follows:

	09/30/2020
Deferred taxes not related to tax losses	to be realized until 12 months	to be realized after 12 months	Total

Investment securities	-	10,115	10,115
Intangible	(1,509)	(1,358,569)	(1,360,078)
Employee benefits	92,281	866,330	958,611
Trade payables	(193,334)	4,232,187	4,038,853
Trade receivable	50,270	11,174	61,444
Derivatives	(83,433)	(443,934)	(527,367)
Interest-bearing loans and borrowings	(215)	(215)	(430)
Inventories	288,979	3,833	292,812
Property, plant and equipment	(108,877)	(1,086,090)	(1,194,967)
Withholding tax over undistributed profits and royalties	(152,580)	(1,384,297)	(1,536,877)
Investments in joint ventures	-	(421,589)	(421,589)
Interest on shareholders' equity	1,177,921	-	1,177,921
Provisions	284,008	240,125	524,133
Complement of income tax of foreign subsidiaries due in Brazil	(147,089)	-	(147,089)
Impact of the adoption of IFRS 16 (Leases)	(554)	56,725	56,171
Other items	30,519	4,616	35,135
Total	1,236,387	730,411	1,966,798

Most tax losses and negative social contribution bases on which deferred income tax and social contribution were calculated do not have a limitation period. Their use is based on the projection of the future existence of taxable profits, according to past performance and to the projections of the Company's business in the economies where it is located, in compliance with the applicable fiscal and accounting rules.

Deferred tax related to tax losses	09/30/2020
2020	411,768
2021	399,478
2022	72,299
2023	50,778
2024	191,222
2025 to 2027 (i)	35,718
Total	1,161,263

(i) There is no expectation of realization that exceeds the term of 10 years.

As of September 30, 2020, there were deferred tax assets in the amount of R$1,024,744 (R$707,102 in December 31, 2019) related to tax losses that were not recorded as the realization was not probable.

The major part of the tax losses does not have a carryforward limit for utilization and the tax losses carried forward in relation to the credit were equivalent to R$4,085,418 on September 30, 2020 (R$2,811,614 in December 31, 2019).

19

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

The net change in deferred income tax and social contribution is detailed as follows:

At December 31, 2019	579,011
Recognition of actuarial gains/(losses)	(5,869)
Investment hedge in foreign operations	(968)
Investment hedge - put option of a subsidiary interest	297,107
Cash flow hedge - gains/(losses)	(207,246)
Gains/(losses) on translation of other foreign operations	1,566,085
Recognized in other comprehensive income	1,649,109
Recognized in the income statement	953,929
Changes directly in the balance sheet	(53,988)
Recognized in other group of balance sheet	(53,988)
At September 30, 2020	3,128,061

9.	PROPERTY, PLANT AND EQUIPMENT
	09/30/2020	12/31/2019
Property, plant and equipment	23,342,372	20,547,670
Right of use assets	2,093,311	2,028,629
	25,435,683	22,576,299

20

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Acquisition cost
At December 31, 2018	10,375,533	28,075,659	5,690,374	1,422,048	45,563,614
Effect of movements in foreign exchange in balance sheet	(240,897)	(979,470)	(300,798)	(19,484)	(1,540,649)
Effect of application of IAS 29 (hyperinflation)	291,291	1,169,934	399,652	11,108	1,871,985
Acquisition through business combinations	209	14	2,074	5,687	7,984
Acquisitions	14,833	606,150	147,860	3,707,089	4,475,932
Disposals and write-off	(33,384)	(739,348)	(133,343)	-	(906,075)
Transfer to other asset categories	479,318	1,543,128	561,639	(2,942,166)	(358,081)
Others	-	-	-	15	15
At December 31, 2019	10,886,903	29,676,067	6,367,458	2,184,297	49,114,725
Effect of movements in foreign exchange in balance sheet	1,114,257	3,056,958	747,918	257,118	5,176,251
Effect of application of IAS 29 (hyperinflation)	180,538	723,393	179,247	104,417	1,187,595
Acquisition through business combinations	4,038	10,236	1,646	-	15,920
Acquisitions	10,423	301,710	38,700	2,717,318	3,068,151
Disposals and write-off	(17,517)	(1,179,123)	(41,669)	-	(1,238,309)
Transfer to other asset categories	376,983	1,116,892	298,016	(1,974,082)	(182,191)
Others	-	49	-	-	49
At September 30, 2020	12,555,625	33,706,182	7,591,316	3,289,068	57,142,191

	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Depreciation and Impairment
At December 31, 2018	(3,031,365)	(18,246,620)	(4,185,211)	-	(25,463,196)
Effect of movements in foreign exchange in balance sheet	23,858	549,124	237,854	-	810,836
Effect of application of IAS 29 (hyperinflation)	(51,120)	(686,010)	(288,131)	-	(1,025,261)
Depreciation	(350,349)	(2,516,578)	(663,234)	-	(3,530,161)
Disposals and write-off	9,229	649,837	125,122	-	784,188
Others	(786)	(130,957)	(11,718)	-	(143,461)
At December 31, 2019	(3,400,533)	(20,381,204)	(4,785,318)	-	(28,567,055)
Effect of movements in foreign exchange in balance sheet	(261,507)	(2,033,950)	(557,723)	-	(2,853,180)
Effect of application of IAS 29 (hyperinflation)	(21,502)	(356,311)	(211,704)	-	(589,517)
Depreciation	(291,072)	(2,054,771)	(534,652)	-	(2,880,495)
Disposals and write-off	6,096	1,157,026	43,286	-	1,206,408
Others	(2,935)	(112,841)	(204)	-	(115,980)
At September 30, 2020	(3,971,453)	(23,782,051)	(6,046,315)	-	(33,799,819)

Carrying amount:
At December 31, 2019	7,486,370	9,294,863	1,582,140	2,184,297	20,547,670
At September 30, 2020	8,584,172	9,924,131	1,545,001	3,289,068	23,342,372

21

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

Capitalized interests and fixed assets provided as security are not material.

Right-of-use asset:

	Buildings	Machinery and equipment	Others	Total
Acquisition cost
At December 31, 2018	972,470	1,343,267	78,333	2,394,070
Effect of movements in foreign exchange in balance sheet	17,719	599	1,205	19,523
Additions (i)	317,824	521,243	59,776	898,843
Transfer from (to) other asset categories	31,758	-	16,907	48,665
At December 31, 2019 (i)	1,339,771	1,865,109	156,221	3,361,101
Effect of movements in foreign exchange in balance sheet	167,078	12,406	11,885	191,369
Additions	283,995	72,756	3,087	359,838
Transfer from (to) other asset categories	(2,199)	-	-	(2,199)
At September 30, 2020	1,788,645	1,950,271	171,193	3,910,109

	Buildings	Machinery and equipment	Others	Total
Depreciation and Impairment
At December 31, 2018	(308,415)	(490,668)	(57,397)	(856,480)
Effect of movements in foreign exchange in balance sheet	(4,574)	(547)	(554)	(5,675)
Depreciation	(173,292)	(263,337)	(30,638)	(467,267)
Transfer (from) to other asset categories	(8,207)	(2,354)	7,511	(3,050)
At December 31, 2019	(494,488)	(756,906)	(81,078)	(1,332,472)
Effect of movements in foreign exchange in balance sheet	(55,703)	(5,060)	(4,592)	(65,355)
Depreciation	(199,773)	(198,702)	(23,026)	(421,501)
Transfer (from) to other asset categories	(257)	3,412	(625)	2,530
At September 30, 2020	(750,221)	(957,256)	(109,321)	(1,816,798)

Carrying amount:
At December 31, 2019	845,283	1,108,203	75,143	2,028,629
At September 30, 2020	1,038,424	993,015	61,872	2,093,311

(i) Adjusted balances for comparative purposes.

The Company estimated discount rates, based on risk-free interest rates observed in the Brazilian market, for the terms of its contracts, adjusted to their reality (credit spread). Spreads were obtained with financial institutions. The following table shows the rates applied:

Lease Term	Rate %
2020 - 2025	6.57%
2026 - 2030	8.33%
2031 - 2035	9.04%

22

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

10.	GOODWILL

	09/30/2020	12/31/2019

Balance at the end of the previous year	35,009,909	34,276,176
Effect of movements in foreign exchange in balance sheet	5,484,055	16,086
Effect of application of IAS 29 (hyperinflation)	468,522	691,198
Acquisition, (write-off) and disposal through business combinations	349,785	26,449
Balance at the end of the year	41,312,271	35,009,909

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

	Functional currency	09/30/2020	12/31/2019

Brazil	BRL	17,696,645	17,694,842
Goodwill		102,939,278	102,937,475
Non-controlling transactions (i)		(85,242,633)	(85,242,633)

CAC:
Dominican Republic	DOP	4,419,301	3,476,862
Panama	PAB	1,960,830	1,400,457

Latin America - South:
Argentina	ARS	2,638,587	1,972,177
Bolivia	BOB	1,995,244	1,425,746
Chile	CLP	62,889	47,322
Paraguay	PYG	1,078,671	836,593
Uruguay	UYU	196,483	160,108

Canada	CAD	11,263,621	7,995,802
		41,312,271	35,009,909

(i) This refers to the exchange of the shareholdings operation that occurred in 2013 as a result of the adoption of the predecessor basis of accounting.

Impairment testing

The impairment tests were updated from September 30, 2020 considering the best estimates calculated by the Company management. For the second year of the model, as we did not have the strategic plan approved by board yet, we used the assumptions that were already considered for the projection of the upcoming years using the best estimate for 2020.

23

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

11.	TRADE PAYABLES

	09/30/2020	12/31/2019

Trade payables	15,023,057	14,178,858
Related Parties (Note 26)	1,122,899	890,717
Current	16,145,956	15,069,575

Trade payables	244,116	309,567
Related Parties (Note 26)	465,724	-
Non-current	709,840	309,567

Total	16,855,796	15,379,142

12.	INTEREST-BEARING LOANS AND BORROWINGS

	09/30/2020	12/31/2019

Secured bank loans (i)	3,851,702	176,673
Unsecured bank loans (i)	1,303	94
Other unsecured loans	35,979	40,378
Lease liabilities	429,179	436,004
Current liabilities	4,318,163	653,149

Secured bank loans (i)	252,324	284,481
Unsecured bank loans (i)	267,248	212,574
Debentures and unsecured bond issues	108,064	106,611
Other unsecured loans	88,423	94,088
Lease liabilities	1,820,785	1,711,901
Non-current liabilities	2,536,844	2,409,655

(i) In the second quarter Ambev approved new loans for working capital financing. These include the issuance of promissory notes and bank credit notes (CCB), among other types of loans, for a total amount of R$ 3,526.5 million.

Additional information regarding the exposure of the Company to the risks of interest rate and foreign-currency changes are disclosed in Note 22 – Financial instruments and risks.

Contractual clauses (covenants)

As of September 30, 2020, the Company's loans had equal rights to payment without subordination clauses. Except for the credit lines due to FINAME contracted by the Company with Banco Nacional de Desenvolvimento Econômico e Social – BNDES (“BNDES”), where collateral was provided on assets acquired with the credit granted, which served as collateral; other loans and financing contracted by the Company had only guarantees as personal collateral or were unsecured. Most loan contracts contained financial covenants covering matters such as limitations on new indebtedness, the Company’s ability to continue as a going-concern, the Company’s assets maintenance, the condition of the business, restrictions on acquisitions, mergers, sale or disposal of its assets, and disclosure of financial statements, and no constitution of real guarantees for new loans contracted, except if: (i) expressly authorized under the loan agreement; or (ii) in new loans contracted from financial institutions linked to the Brazilian government - including the BNDES or foreign governments; - or foreign governments, multilateral financial institutions (e.g. World Bank) or institutions located in jurisdictions in which the Company operates.

24

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

Additionally, all agreements with BNDES are subject to certain “provisions applicable to agreements entered into with BNDES” (“the Provisions”). The Provisions require the borrower, to obtain prior consent from BNDES if they, for instance, wish to: (i) raise new loans (except for the loans described in the Provisions); (ii) give preference and/or priority to other debts; and/or (iii) dispose of or encumber any items of their fixed assets (except as provided for in the Provisions).

These clauses apply to the extent that the events mentioned produce material adverse effects on the Company and/or its subsidiaries, or the rights of its creditors, and, in the event of any of the events provided in the clauses, the Company may be granted a grace period to resolve such defaults.

As of September 30, 2020, the Company was in compliance with all its contractual obligations for its loans and financing.

13.	PROVISIONS

(a) Provision changes

	Balance as of December 31, 2018	Effect of changes in foreign exchange rates	Provisions constituted	Provisions used	Provisions reversed	Other movements (i)	Balance as of December 31, 2019

Provision for disputes and litigations
Taxes on sales	137,841	(12)	195,598	(113,012)	(38,076)	-	182,339
Income tax	169,289	1,229	181,872	(1,896)	(98,848)	(251,646)	-
Labor	118,167	(4,351)	193,111	(148,784)	(38,016)	-	120,127
Civil	54,916	(2,798)	65,974	(52,618)	(1,451)	-	64,023
Others	110,283	(18,548)	49,108	(10,113)	(24,823)	-	105,907
Total provision for disputes and litigations	590,496	(24,480)	685,663	(326,423)	(201,214)	(251,646)	472,396

Restructuring	8,728	754	-	(873)	-	-	8,609

Total provisions	599,224	(23,726)	685,663	(327,296)	(201,214)	(251,646)	481,005

(i) Refers to the adoption of IFRIC 23 - Uncertainty over Income Tax Treatments.

25

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

	Balance as of December 31, 2019	Effect of changes in foreign exchange rates	Provisions constituted	Provisions used	Provisions reversed	Balance as of September 30, 2020

Provision for disputes and litigations
Taxes on sales	182,339	1,290	28,864	6,611	(22,632)	196,472
Labor	120,127	2,077	120,922	(91,073)	(17,529)	134,524
Civil	64,023	2,581	67,022	(33,124)	(6,482)	94,020
Others	105,907	9,278	43,399	(6,185)	(219)	152,180
Total provision for disputes and litigations	472,396	15,226	260,207	(123,771)	(46,862)	577,196

Restructuring	8,609	2,844	-	-	(1,515)	9,938

Total provisions	481,005	18,070	260,207	(123,771)	(48,377)	587,134

(b)	The provisions are expected to be settled within the following time windows

	Balance as of September 30, 2020	1 year or less	1-2 years	2-5 years	Over 5 years

Provision for disputes and litigations
Taxes on sales	196,472	41,363	143,689	2,674	8,746
Labor	134,524	27,949	46,175	32,802	27,598
Civil	94,020	22,599	56,582	9,482	5,357
Others	152,180	18,540	36,221	93,259	4,160
Total provision for disputes and litigations	577,196	110,451	282,667	138,217	45,861

Restructuring	9,938	7,912	-	2,026	-

Total provisions	587,134	118,363	282,667	140,243	45,861

The expected settlement of provisions was based on Management’s best estimate at the balance sheet date.

(c) Main lawsuits with probable likelihood of loss:

(c.1) Income and Sales taxes

In Brazil, the Company and its subsidiaries are involved in several administrative and judicial proceedings related to Income tax, ICMS, IPI, PIS and COFINS taxes. Such proceedings include, among others, tax offsets, credits and judicial injunctions exempting tax payment.

26

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

(c.2) Labor

The Company and its subsidiaries are involved in labor proceedings with former employees, including from service providers. The main issues involve overtime and related effects and respective charges.

(c.3) Civil

The Company is involved in civil lawsuits with probable likelihood of loss. The most relevant portion of these lawsuits refers to former distributors, mainly in Brazil, which are mostly claiming damages resulting from the termination of their contracts.

The processes with possible probabilities are disclosed in Note 24 - Contingent liability.

14.	CHANGES IN EQUITY

(a) Capital stock

		09/30/2020		09/30/2019
	Thousands of common shares	Thousands of Real	Thousands of common shares	Thousands of Real
Beginning balance	15,733,575	57,866,759	15,722,147	57,710,202
Capital increase (i)	1,543	32,314	11,428	156,557
Final balance (ii)	15,735,118	57,899,073	15,733,575	57,866,759

(i) Capital increase related to the issue of shares.

(ii) The capital stock is totally subscribed and paid up.

(b)	Capital reserve

	Capital Reserves
	Treasury shares	Share Premium	Others capital reserves	Share-based Payments	Total
At December 31, 2018	(882,734)	53,662,811	700,898	1,300,219	54,781,194
Capital Increase	(43,515)	-	-	(100,227)	(143,742)
Purchase of shares and results from treasury shares	(17,342)	-	-	-	(17,342)
Share-based payments	-	-	-	159,188	159,188
At September 30, 2019	(943,591)	53,662,811	700,898	1,359,180	54,779,298

	Capital Reserves
	Treasury shares	Share Premium	Others capital reserves	Share-based Payments	Total
At December 31, 2019	(955,135)	53,662,811	700,898	1,402,888	54,811,462
Capital Increase	-	-	-	(32,314)	(32,314)
Purchase of shares and results from treasury shares	7,365	-	-	-	7,365
Share-based payments	-	-	-	154,541	154,541
At September 30, 2020	(947,770)	53,662,811	700,898	1,525,115	54,941,054
27

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

(b.1) Purchase of shares and result of treasury shares

The treasury shares comprise shares that were previously issued by the Company and then reacquired, and the result on treasury shares that refers to gains and losses related to share-based payment transactions and others.

Below are the changes to treasury shares:

	Purchase/disposal of shares		Result on Treasure Shares	Total Treasure Shares
	Thousands shares	Thousands Brazilian Real	Thousands shares	Thousands Brazilian Real

At December 31, 2018	1,028	(20,841)	(861,893)	(882,734)
Changes during the year	2,338	(41,800)	(19,057)	(60,857)
At September 30, 2019	3,366	(62,641)	(880,950)	(943,591)

	Purchase/disposal of shares		Result on Treasure Shares	Total Treasure Shares
	Thousands shares	Thousands Brazilian Real	Thousands shares	Thousands Brazilian Real

At December 31, 2019	3,622	(68,017)	(887,118)	(955,135)
Changes during the year	(1,934)	37,389	(30,024)	7,365
At September 30, 2020	1,688	(30,628)	(917,142)	(947,770)

(b.2) Share premium

The share premium refers to the difference between the subscription price that the shareholders paid for the shares and their nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redemptions, reimbursement or repurchase shares.

(b.3) Share-based payment

Different share-based payment programs and stock purchase option plans allow the senior Management from Ambev economic group to acquire shares of the Company.

The share-based payment reserve recorded a charge of R$167,876 on September 30, 2020 (R$159,588 at September 30, 2019) (Note 21 – Share-based payments).

28

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

(c)	Net income reserves
	Net income reserves
	Investments reserve	Statutory reserve	Fiscal incentive	Total
At December 31, 2018	6,617,327	4,456	8,719,584	15,341,367

At September 30, 2019	6,617,327	4,456	8,719,584	15,341,367

	Net income reserves
	Investments reserve	Statutory reserve	Fiscal incentive	Total
At December 31, 2019	10,798,106	4,456	10,071,706	20,874,268

At September 30, 2020	10,798,106	4,456	10,071,706	20,874,268

(c.1) Investments reserve

From net income after deductions, an amount not exceeding 60% of the adjusted net income is allocated to the investment reserve to support future investments.

(c.2) Statutory reserve

From net income, 5% will be applied before any other allocation to the statutory reserve, which cannot exceed 20% of capital stock. The Company is not required to supplement the statutory reserve in the year when the balance of this reserve plus the amount of capital reserves exceeds 30% of the capital stock.

(c.3) Tax incentives

The Company has tax incentives framed in certain state and federal industrial-development programs in the form of financing, deferred payment of taxes or partial reductions of the amount due. These programs aim to promote the expansion of employment generation, regional decentralization, complement and diversify the industrial base of the states. In these states, the grace periods, enjoyment and reductions are permitted under the tax law.

The portion of income for the period related to tax incentives, which will be allocated to the profit reserve at the end of the fiscal year on December 31, 2020 and therefore not being used as a basis for dividend distribution, was composed of:

	09/30/2020	09/30/2019
ICMS (Brazilian state value-added tax)	1,205,815	1,298,214
Income tax	120,038	187,001
	1,325,853	1,485,215

(c.4) Interest on shareholders’ equity and dividends

Brazilian companies are permitted to distribute interest attributed to shareholders’ equity calculated based on the long-term interest rate (TJLP); this interest is tax-deductible, in accordance with the applicable law and, when distributed, may be considered part of the minimum mandatory dividends.

29

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

As determined by its by-laws, the Company is required to distribute to its shareholders, as a minimum mandatory dividend in respect of each fiscal year ending on December 31, an amount not less than 40% of its net income determined under Brazilian law, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with Ambev’s financial situation. The minimum mandatory dividend includes amounts paid as interest on shareholders’ equity.

There was no payment of dividends or interest on shareholders' equity in the nine-month period ended September 30, 2019 and September 30, 2020.

30

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

(d) Carrying-value adjustments

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Options granted on subsidiary	Gains/(losses) of non-controlling interest´s share	Business combination	Accounting adjustments for transactions between shareholders	Total
At December 31, 2018	4,089,221	777,123	(1,116,114)	(120,083)	19,558	156,091	(75,390,552)	(71,584,756)
Comprehensive income:
Gains/(losses) on translation of foreign operations	567,764	-	-	-	-	-	-	567,764
Cash flow hedges	-	119,253	-	-	-	-	-	119,253
Actuarial gains/(losses)	-	-	4,026	-	-	-	-	4,026
Total Comprehensive income	567,764	119,253	4,026	-	-	-	-	691,043
Gains/(losses) of controlling interest´s share	-	-	-	-	(352)	-	-	(352)
Tax on deemed dividends	-	-	-	-	(6,936)	-	-	(6,936)
At September 30, 2019	4,656,985	896,376	(1,112,088)	(120,083)	12,270	156,091	(75,390,552)	(70,901,001)

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Options granted on subsidiary (i)	Gains/(losses) of non-controlling interest´s share (i)	Business combination	Accounting adjustments for transactions between shareholders	Total
At December 31, 2019	3,583,386	644,965	(1,220,882)	(50,083)	14,434	156,091	(75,402,375)	(72,274,464)
Comprehensive income:
Gains/(losses) on translation of foreign operations	10,432,373	-	-	-	-	-	-	10,432,373
Cash flow hedges	-	576,017	-	-	-	-	-	576,017
Actuarial gains/(losses)	-	-	(3,675)	-	-	-	-	(3,675)
Total Comprehensive income	10,432,373	576,017	(3,675)	-	-	-	-	11,004,715
Options granted on subsidiary	-	-	-	45,300	(82,746)	-	-	(37,446)
Gains/(losses) of controlling interest´s share	-	-	-	-	(950)	-	-	(950)
Tax on deemed dividends	-	-	-	-	(5,893)	-	-	(5,893)
At September 30, 2020	14,015,759	1,220,982	(1,224,557)	(4,783)	(75,155)	156,091	(75,402,375)	(61,314,038)

(i) Adjusted balances for comparative purposes.

31

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

(d.1) Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the interim financial statements with functional currency different from the Real.

The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment hedges.

(d.2) Cash flow hedge reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss (For additional information, see Note 22 – Financial instruments and risks).

(d.3) Actuarial gains and losses

The actuarial gains and losses include expectations with regards to future pension plan obligations. Consequently, the results of actuarial gains and losses are recognized on a timely basis considering the best estimate obtained by Management. Accordingly, the Company recognizes on a monthly basis the results of these estimated actuarial gains and losses based on the expectations presented in the independent actuarial report.

The actuarial gain of R$95,589 arising from the surplus that reverted to the sponsor (originating from Ambev Private Pension Institute) from the defined benefits plan was fully recorded under actuarial gains and losses.

(d.4) Accounting for acquisition of non-controlling interests

Transactions with non-controlling interests of the same business, even when performed at arm's length, that present valid economic grounds and reflect normal market conditions, will be consolidated by the same applicable accounting standards as are used within the same accounting entity.

As determined by IFRS 10, any difference between the amount paid (fair value) for the acquisition of non-controlling interests that is related to the carrying amount of such a non-controlling interest will be recognized directly in controlling shareholders’ equity. For the acquisition of the non-controlling interest related to Old Ambev, the above-mentioned adjustment was recognized in the carrying value adjustments when applicable, due to the adoption of the predecessor basis of accounting.

32

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated
15.	SEGMENT REPORTING

(a) Reportable segments – Nine-month period ended in:

	Brazil		CAC (i)		Latin America - South (ii)		Canada		Consolidated
	09/30/2020	09/30/2019	09/30/2020	09/30/2019	09/30/2020	09/30/2019	09/30/2020	09/30/2019	09/30/2020	09/30/2019

Net sales	20,064,330	19,831,103	4,876,648	4,804,768	7,940,270	6,781,521	6,941,177	5,325,519	39,822,425	36,742,911
Cost of sales	(9,754,062)	(8,490,991)	(2,239,690)	(2,090,371)	(4,104,171)	(2,737,358)	(2,770,292)	(1,980,014)	(18,868,215)	(15,298,734)
Gross profit	10,310,268	11,340,112	2,636,958	2,714,397	3,836,099	4,044,163	4,170,885	3,345,505	20,954,210	21,444,177
Distribution expenses	(3,120,955)	(2,748,628)	(517,444)	(481,685)	(1,085,307)	(746,127)	(1,278,421)	(1,018,303)	(6,002,127)	(4,994,743)
Sales and marketing expenses	(2,285,455)	(2,286,738)	(402,946)	(401,948)	(877,802)	(755,332)	(887,484)	(752,520)	(4,453,687)	(4,196,538)
Administrative expenses	(1,151,165)	(1,246,309)	(210,876)	(195,170)	(385,098)	(307,646)	(304,296)	(252,263)	(2,051,435)	(2,001,388)
Other operating income/(expenses)	531,789	565,557	(18,903)	52,829	(65,538)	(32,581)	(43,152)	(26,058)	404,196	559,747
Exceptional items	(111,207)	(27,958)	(49,307)	(5,720)	(99,844)	(33,202)	(51,432)	-	(311,790)	(66,880)
Income from operations (EBIT)	4,173,275	5,596,036	1,437,482	1,682,703	1,322,510	2,169,275	1,606,100	1,296,361	8,539,367	10,744,375
Net finance cost	(2,062,727)	(568,638)	5,330	(52,103)	(1,382,949)	(870,161)	(35,032)	(54,401)	(3,475,378)	(1,545,303)
Share of result of joint ventures	(4,927)	(3,736)	(5,908)	(2,211)	-	-	(23,021)	(5,168)	(33,856)	(11,115)
Income before income tax	2,105,621	5,023,662	1,436,904	1,628,389	(60,439)	1,299,114	1,548,047	1,236,792	5,030,133	9,187,957
Income tax expense	628,667	(34,822)	(334,037)	(444,600)	73,380	(252,481)	(556,607)	(486,700)	(188,597)	(1,218,603)
Net income	2,734,288	4,988,840	1,102,867	1,183,789	12,941	1,046,633	991,440	750,092	4,841,536	7,969,354

Normalized EBITDA	6,432,737	7,739,569	1,978,710	2,077,359	2,249,230	2,865,489	1,993,552	1,539,951	12,654,229	14,222,368
Exceptional items	(111,207)	(27,958)	(49,307)	(5,720)	(99,844)	(33,202)	(51,432)	-	(311,790)	(66,880)
Depreciation. amortization and impairment	(2,148,255)	(2,115,575)	(491,921)	(388,936)	(826,876)	(663,012)	(336,020)	(243,590)	(3,803,072)	(3,411,113)
Net finance cost	(2,062,727)	(568,638)	5,330	(52,103)	(1,382,949)	(870,161)	(35,032)	(54,401)	(3,475,378)	(1,545,303)
Share of result of joint ventures	(4,927)	(3,736)	(5,908)	(2,211)	-	-	(23,021)	(5,168)	(33,856)	(11,115)
Income tax expense	628,667	(34,822)	(334,037)	(444,600)	73,380	(252,481)	(556,607)	(486,700)	(188,597)	(1,218,603)
Net income	2,734,288	4,988,840	1,102,867	1,183,789	12,941	1,046,633	991,440	750,092	4,841,536	7,969,354

Normalized EBITDA margin in %	32.1%	39.0%	40.6%	43.2%	28.3%	42.3%	28.7%	28.9%	31.8%	38.7%

Acquisition of property, plant and equipment	2,371,569	2,045,381	322,811	416,094	366,445	471,596	237,429	132,481	3,298,254	3,065,552

33

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

(continued)

	Brazil		CAC (i)		Latin America - South (ii)		Canada		Consolidated
	09/30/2020	12/31/2019	09/30/2020	12/31/2019	09/30/2020	12/31/2019	09/30/2020	12/31/2019	09/30/2020	12/31/2019

Segment assets	43,146,122	44,161,917	14,671,231	11,393,314	18,547,944	14,453,984	17,227,775	12,034,975	93,593,072	82,044,190
Intersegment elimination									(2,239,212)	(2,286,215)
Non-segmented assets									35,702,927	21,984,969
Total assets									127,056,787	101,742,944

Segment liabilities	19,616,735	19,907,373	4,152,734	3,932,812	4,351,661	4,411,757	6,735,447	4,078,743	34,856,577	32,330,685
Intersegment elimination									(2,239,215)	(2,286,406)
Non-segmented liabilities									94,439,425	71,698,665
Total liabilities									127,056,787	101,742,944

(i) CAC: includes operations in Dominican Republic, Saint Vincent, Antigua, Dominica, Cuba, Guatemala, El Salvador, Nicaragua, Honduras, Barbados and Panama.

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

34

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

(b) Reportable segments – three-month periods ended in:

	Brazil		CAC (i)		Latin America - South (ii)		Canada		Consolidated
	09/30/2020	09/30/2019	09/30/2020	09/30/2019	09/30/2020	09/30/2019	09/30/2020	09/30/2019	09/30/2020	09/30/2019

Net sales	7,684,525	6,340,561	2,064,789	1,656,862	2,956,464	1,971,400	2,898,720	1,988,829	15,604,498	11,957,652
Cost of sales	(3,822,730)	(2,824,005)	(901,448)	(726,182)	(1,569,901)	(897,711)	(1,129,070)	(781,834)	(7,423,149)	(5,229,732)
Gross profit	3,861,795	3,516,556	1,163,341	930,680	1,386,563	1,073,689	1,769,650	1,206,995	8,181,349	6,727,920
Distribution expenses	(1,171,511)	(936,719)	(215,303)	(168,629)	(403,154)	(220,100)	(517,727)	(392,405)	(2,307,695)	(1,717,853)
Sales and marketing expenses	(741,721)	(738,384)	(152,789)	(147,452)	(293,238)	(199,840)	(403,255)	(274,631)	(1,591,003)	(1,360,307)
Administrative expenses	(366,053)	(417,805)	(83,948)	(57,930)	(134,260)	(72,743)	(119,796)	(83,988)	(704,057)	(632,466)
Other operating income/(expenses)	228,437	152,115	(5,807)	(3,371)	(39,968)	(5,294)	(14,642)	(5,723)	168,020	137,727
Exceptional items	(62,925)	(6,127)	(22,528)	(2,695)	(62,001)	(5,736)	(12,342)	-	(159,796)	(14,558)
Income from operations (EBIT)	1,748,022	1,569,636	682,966	550,603	453,942	569,976	701,888	450,248	3,586,818	3,140,463
Net finance cost (iii)	(523,237)	(67,830)	(67,466)	93	(548,291)	(216,175)	(5,782)	(21,886)	(1,144,776)	(305,798)
Share of result of joint ventures	(2,050)	(1,843)	155	(430)	-	-	(9,107)	(5,975)	(11,002)	(8,248)
Income before income tax	1,222,735	1,499,963	615,655	550,266	(94,349)	353,801	686,999	422,387	2,431,040	2,826,417
Income tax expense	167,852	(98,895)	(104,534)	(112,062)	79,354	163,462	(214,744)	(174,537)	(72,072)	(222,032)
Net income	1,390,587	1,401,068	511,121	438,204	(14,995)	517,263	472,255	247,850	2,358,968	2,604,385

Normalized EBITDA	2,527,260	2,404,579	902,275	688,134	803,578	752,479	840,363	565,286	5,073,476	4,410,478
Exceptional items	(62,925)	(6,127)	(22,528)	(2,695)	(62,001)	(5,736)	(12,342)	-	(159,796)	(14,558)
Depreciation. amortization and impairment	(716,313)	(828,816)	(196,781)	(134,836)	(287,635)	(176,767)	(126,133)	(115,038)	(1,326,862)	(1,255,457)
Net finance cost (iii)	(523,237)	(67,830)	(67,466)	93	(548,291)	(216,175)	(5,782)	(21,886)	(1,144,776)	(305,798)
Share of result of joint ventures	(2,050)	(1,843)	155	(430)	-	-	(9,107)	(5,975)	(11,002)	(8,248)
Income tax expense	167,852	(98,895)	(104,534)	(112,062)	79,354	163,462	(214,744)	(174,537)	(72,072)	(222,032)
Net income	1,390,587	1,401,068	511,121	438,204	(14,995)	517,263	472,255	247,850	2,358,968	2,604,385

Normalized EBITDA margin in %	32.9%	37.9%	43.7%	41.5%	27.2%	38.2%	29.0%	28.4%	32.5%	36.9%

(i) CAC: includes operations in Dominican Republic, Saint Vincent, Antigua, Dominica, Cuba, Guatemala, El Salvador, Nicaragua, Honduras, Barbados and Panama.

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

(iii) Amounts adjusted for comparative purposes.

35

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

(c) Additional information – by business unit:

				Nine-month period ended:						Three-month period ended:
	Brazil						Brazil
	Beer		Soft drink and Non-alcoholic and non-carbonated		Total		Beer		Soft drink and Non-alcoholic and non-carbonated		Total
	09/30/2020	09/30/2019	09/30/2020	09/30/2019	09/30/2020	09/30/2019	09/30/2020	09/30/2019	09/30/2020	09/30/2019	09/30/2020	09/30/2019

Net sales	17,233,745	16,743,208	2,830,585	3,087,895	20,064,330	19,831,103	6,650,535	5,313,882	1,033,990	1,026,679	7,684,525	6,340,561
Cost of sales	(8,270,558)	(6,990,220)	(1,483,504)	(1,500,771)	(9,754,062)	(8,490,991)	(3,295,574)	(2,285,623)	(527,156)	(538,382)	(3,822,730)	(2,824,005)
Gross profit	8,963,187	9,752,988	1,347,081	1,587,124	10,310,268	11,340,112	3,354,961	3,028,259	506,834	488,297	3,861,795	3,516,556
Distribution expenses	(2,592,037)	(2,243,569)	(528,918)	(505,059)	(3,120,955)	(2,748,628)	(984,997)	(759,198)	(186,514)	(177,521)	(1,171,511)	(936,719)
Sales and marketing expenses	(2,008,066)	(1,992,198)	(277,389)	(294,540)	(2,285,455)	(2,286,738)	(632,458)	(632,627)	(109,263)	(105,757)	(741,721)	(738,384)
Administrative expenses	(985,295)	(1,075,355)	(165,870)	(170,954)	(1,151,165)	(1,246,309)	(321,992)	(363,767)	(44,061)	(54,038)	(366,053)	(417,805)
Other operating income/(expenses)	407,767	398,007	124,022	167,550	531,789	565,557	159,763	127,781	68,674	24,334	228,437	152,115
Exceptional items	(111,207)	(27,958)	-	-	(111,207)	(27,958)	(62,901)	(6,127)	(24)	-	(62,925)	(6,127)
Income from operations (EBIT)	3,674,349	4,811,915	498,926	784,121	4,173,275	5,596,036	1,512,376	1,394,321	235,646	175,315	1,748,022	1,569,636
Net finance cost (i)	(2,062,727)	(548,145)	-	(20,493)	(2,062,727)	(568,638)	(523,237)	(61,189)	-	(6,641)	(523,237)	(67,830)
Share of result of joint ventures	(4,927)	(3,736)	-	-	(4,927)	(3,736)	(2,050)	(1,843)	-	-	(2,050)	(1,843)
Income before income tax	1,606,695	4,260,034	498,926	763,628	2,105,621	5,023,662	987,089	1,331,289	235,646	168,674	1,222,735	1,499,963
Income tax expense	628,667	(34,822)	-	-	628,667	(34,822)	167,852	(98,895)	-	-	167,852	(98,895)
Net income	2,235,362	4,225,212	498,926	763,628	2,734,288	4,988,840	1,154,941	1,232,394	235,646	168,674	1,390,587	1,401,068

Normalized EBITDA	5,672,962	6,705,415	759,775	1,034,154	6,432,737	7,739,569	2,208,203	2,143,514	319,057	261,065	2,527,260	2,404,579
Exceptional items	(111,207)	(27,958)	-	-	(111,207)	(27,958)	(62,901)	(6,127)	(24)	-	(62,925)	(6,127)
Depreciation, amortization and impairment	(1,887,406)	(1,865,542)	(260,849)	(250,033)	(2,148,255)	(2,115,575)	(632,926)	(743,066)	(83,387)	(85,750)	(716,313)	(828,816)
Net finance cost (i)	(2,062,727)	(548,145)	-	(20,493)	(2,062,727)	(568,638)	(523,237)	(61,189)	-	(6,641)	(523,237)	(67,830)
Share of result of joint ventures	(4,927)	(3,736)	-	-	(4,927)	(3,736)	(2,050)	(1,843)	-	-	(2,050)	(1,843)
Income tax expense	628,667	(34,822)	-	-	628,667	(34,822)	167,852	(98,895)	-	-	167,852	(98,895)
Net income	2,235,362	4,225,212	498,926	763,628	2,734,288	4,988,840	1,154,941	1,232,394	235,646	168,674	1,390,587	1,401,068

Normalized EBITDA margin in %	32.9%	40.0%	26.8%	33.5%	32.1%	39.0%	33.2%	40.3%	30.9%	25.4%	32.9%	37.9%

(i) Amounts adjusted for comparative purposes.

36

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated
16.	NET SALES

Reconciliation between gross sales and net sales:

	Nine-month period ended:		Three-month period ended:
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
Gross sales and/or services	58,473,136	53,631,259	22,642,040	17,239,068
Excise duty	(12,616,685)	(11,376,548)	(4,971,690)	(3,556,572)
Discounts	(6,034,026)	(5,511,800)	(2,065,852)	(1,724,844)
	39,822,425	36,742,911	15,604,498	11,957,652

17.	OTHER OPERATING INCOME / (EXPENSES)

	Nine-month period ended:		Three-month period ended:
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
Government grants/NPV of long term fiscal incentives	481,942	510,959	207,381	115,761
(Additions)/reversals of provisions	(34,027)	(1,365)	(5,778)	6,979
Gains/(losses) on disposal of property, plant and equipment, intangible assets and operation of associates	(22,157)	27,603	(20,880)	14,774
Other operating income/(expenses), net	(21,562)	22,550	(12,703)	213
	404,196	559,747	168,020	137,727

Government grants are not recognized until there is reasonable assurance that the Company will meet related conditions and that the grants will be received. Government grants are systematically recognized in income during the periods in which the Company recognizes as expenses the related costs that the grants are intended to offset.

18.	EXCEPTIONAL ITEMS

	Nine-month period ended:		Three-month period ended:
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
Costs arising from business combinations	(17,535)	-	(819)	-
Restructuring (i)	(93,653)	(64,136)	(43,618)	(13,116)
Effect of application of IAS 29 (hyperinflation)	(3,396)	(2,744)	(2,935)	(1,442)
COVID-19 impacts (ii)	(183,114)	-	(111,635)	-
Recall Stella	(14,092)	-	(789)	-
	(311,790)	(66,880)	(159,796)	(14,558)

(i) The restructuring expenses recognized refer mainly to the realignment of the structures and processes in the Latin America geographical segment, CAC and Brazil.

(ii) Covid-19 expenses refer to additional expenses to ensure the safety of our people - additional expenses with alcohol in gel, masks and additional cleaning at our facilities and donations realized to other institutions.

37

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

19.	FINANCE EXPENSES AND INCOME

(a)	Finance expenses

	Nine-month period ended:		Three-month period ended:
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
Interest expense	(1,397,918)	(1,168,072)	(539,329)	(393,842)
Capitalized borrowings	-	-	75	-
Net Interest on pension plans	(84,885)	(76,322)	(30,783)	(25,801)
Losses on hedging instruments and exclusive investment funds (i)	(1,710,707)	(710,313)	(562,748)	(311,664)
Interest on provision for disputes and litigations	(112,224)	(65,818)	(44,343)	(42,013)
Exchange variation	(567,190)	(416,804)	(232,689)	(286,810)
Interest and foreign exchange rate on loans	(18,003)	(34,887)	-	(4,282)
Financial instruments at fair value through profit or loss	(4,266)	(4,266)	-	(2,133)
Tax on financial transactions	(179,888)	(130,281)	(44,361)	(57,631)
Bank guarantee expenses	(130,644)	(97,246)	(29,673)	(27,776)
Other financial results	(121,512)	(147,078)	(30,402)	(21,051)
	(4,327,237)	(2,851,087)	(1,514,253)	(1,173,003)

Non-recurring finance cost	-	(99,017)	-	-
	(4,327,237)	(2,950,104)	(1,514,253)	(1,173,003)

(i) The variation refers, for the most part, to the Equity Swap, which changes according to the change in the share price.

Interest expenses are presented net of the effect of interest rate derivative financial instruments which mitigate Ambev’s interest rate risk (Note 22 – Financial instruments and risks). The interest expenses were as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
Financial instruments measured at amortized cost	(591,399)	(400,830)	(331,228)	(136,605)
Financial instruments at fair value through profit or loss	(806,519)	(767,242)	(208,101)	(257,237)
	(1,397,918)	(1,168,072)	(539,329)	(393,842)

(b)	Finance income

	Nine-month period ended:		Three-month period ended:
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
Interest income	370,223	916,803	72,819	625,879
Interest and foreign exchange rate on loans	19,744	-	19,744	-
Financial instruments at fair value through profit or loss	166,760	36,942	166,760	266
Other financial results	36,582	22,902	16,527	(2,519)
	593,309	976,647	275,850	623,626

Exceptional finance income	-	173,693	-	173,693
Effect of application of IAS 29 (hyperinflation)	258,550	254,461	93,627	69,886
	851,859	1,404,801	369,477	867,205

38

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

Interest income arose from the following financial assets:

	Nine-month period ended:		Three-month period ended:
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
Cash and cash equivalents	187,547	317,888	54,814	115,621
Investment securities held for trading	4,015	4,233	3,570	100
Other receivables	178,661	594,682	14,435	510,158
	370,223	916,803	72,819	625,879

20.	INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes reported in the income statement were as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
Income tax expense - current	(1,142,526)	(2,435,979)	(415,548)	(649,270)

Deferred tax expense on temporary differences	669,974	1,118,269	400,093	446,993
Deferred tax over taxes losses carryforwards movements in the current period	283,955	99,107	(56,617)	(19,755)
Total deferred tax (expense)/income	953,929	1,217,376	343,476	427,238

Total income tax expenses	(188,597)	(1,218,603)	(72,072)	(222,032)

The reconciliation from the weighted nominal to the effective tax rate is summarized as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
Profit before tax	5,030,133	9,187,957	2,431,040	2,826,417
Adjustment on taxable basis
Others non-taxable income (i)	(720,153)	(710,518)	(157,198)	(342,664)
Government grants related to sales taxes	(1,205,815)	(1,298,214)	(451,455)	(372,355)
Share of result of joint ventures	33,856	11,115	11,002	8,248
Non-deductible expenses	244,957	293,834	91,707	68,628
Complement of income tax of foreign subsidiaries due in Brazil	432,616	253,564	147,667	2,042
	3,815,594	7,737,738	2,072,763	2,190,316
Aggregated weighted nominal tax rate	27.48%	29.25%	28.25%	29.06%
Taxes payable – nominal rate	(1,048,545)	(2,263,427)	(585,626)	(636,550)
Adjustment on tax expense
Income tax Incentives	120,038	187,001	88,729	30,584
Deductible interest on shareholders' equity	1,177,921	1,139,682	502,576	383,701
Tax savings from goodwill amortization	58,097	61,183	19,366	19,366
Withholding income tax	(555,855)	(354,241)	(140,808)	(120,444)
Recognition/(write-off) of deferred charges on tax losses	(86,591)	(141,251)	(26,099)	(93,680)
Effect of application of IAS 29 (hyperinflation)	(47,829)	(39,202)	(18,277)	(999)
Others with reduced taxation (i)	194,167	191,652	88,067	195,990
Income tax and social contribution expense	(188,597)	(1,218,603)	(72,072)	(222,032)
Effective tax rate	3.75%	13.26%	2.96%	7.86%

(i) Adjusted balances for comparative purposes.

39

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

The main events that impacted the effective tax rate in the period were:

▪	Government subsidy on sales taxes: Related to regional incentives and local production, which, when reinvested, are not taxed for income tax and social contribution purposes; this explains the impact on the effective tax rate. The amount above is impacted by the fluctuation in volume, price and eventual variation on state VAT (ICMS).

▪	Complement of income tax of foreign subsidiaries due in Brazil: shows the result of the calculation of universal taxation of profits, according to the regulations of Law 12.973/14.

▪	Withholding income tax: The amount is mainly related to dividends distributed and to be distributed by subsidiaries located outside of Brazil, applicable according to local tax legislation. The increase in the amount in 2020 is mainly due to the exchange rate variation of the balances held in liabilities

▪	Deductible interest on shareholders’ equity: under Brazilian law, companies have an option to remunerate their shareholders through payment of interest on capital (“IOC”), which is deductible for income tax purposes.

21.	SHARE-BASED PAYMENTS

There are different stock-option and share-based payment programs which allow the employees and senior Management from the Company and its subsidiaries to acquire (through of exercise of the stock option) or receive shares of the Company. For all stock option programs, the fair value of the shares is estimated at the options grant date, using the “Hull Binomial” pricing model, adjusted to reflect the IFRS 2 requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

This current model of stock option, ruled by the Company’s stock option plan (“Stock Option Plan”), includes two types of grants: (I) Grant 1- the beneficiary can be allocated 30%, 40%, 60%, 70% or 100% of the amount related to the profit share the beneficiary received in the year, to the immediate exercise of options, thus acquiring the corresponding shares of the Company, which transfer to third parties or the Company will only be allowed after the five-year period counted from the date of exercise of the options; and (II) Grant 2 - the beneficiary may exercise the options after a five-year grace period, for a period of five years.

In addition, the Company has implemented a share-based compensation plan (“the Share-Based Plan”) under which certain employees and members of the Management of the Company or its subsidiaries are eligible to receive shares of the Company including in the form of ADRs. The shares that are subject to the Share-Based Plan are designated as "restricted shares".

40

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

Additionally, as a mean of creating a long term incentive (wealth incentive) for certain senior employees and members of Management considered as having “high potential,” the Company grants, under the Share-Based Plan, shares to be delivered in the future divided in two separate lots (Lot A and Lot B), which will be delivered to the participants of the relevant program, subject to maturation periods of five and ten years, respectively.

The weighted average fair value of the options and assumptions used in applying the Company’s option pricing model of 2020 and 2019 grants was as follows:

In R$	09/30/2020	(i)	12/31/2019	(i)

Fair value of options granted	4.04		4.50
Share price	18.05		17.66
Exercise price	18.05		17.66
Expected volatility	22.3%		23.8%
Vesting year	5		5
Expected dividends	5%		5%
Risk-free interest rate	6.8%	(ii)	7.8%	(ii)

(i)     Information based on weighted average plans granted, except for the expected dividends and risk-free interest rate.

(ii) The percentages include the grants of stock options and ADRs during the period, in which the risk-free interest rate of ADRs are calculated in U.S. dollars.

The total number of outstanding options developed was as follows:

Thousand options	09/30/2020	12/31/2019

Options outstanding at January 1st	141,736	141,328
Options issued during the period	22	24,593
Options exercised during the period	(2,728)	(7,849)
Options forfeited during the period	(3,867)	(16,336)
Options outstanding at ended period	135,163	141,736

The range of exercise prices of the outstanding options was between R$9.36 (R$0.001 on December 31, 2019) and R$42.25 (R$34.37 on December 31, 2019) and the weighted average remaining contractual life was approximately 6.18 years (6.33 years on December 31, 2019).

Of the 135,163 thousand outstanding options (141,736 thousand on December 31, 2019), 42,991 thousand options were vested on September 30, 2020 (46,640 thousand on December 31, 2019).

41

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

The weighted average exercise price of the options was as follows:

In R$ per share	09/30/2020	12/31/2019

Options outstanding at January 1 st	18.53	16.16
Options issued during the period	18.05	18.05
Options forfeited during the period	19.98	21.24
Options exercised during the period	6.87	9.07
Options outstanding at the end of the period	19.60	18.53
Options exercisable at the end of the period	22.53	19.12

For the options exercised during the period ended September 30, 2020, the weighted average share price on the exercise date was R$15.78 (R$18.68 as of December 31, 2019).

To settle the exercised stock options, the Company may use treasury shares. The current limit of authorized capital is considered sufficient to meet all stock option plans if the issue of new shares is required to meet the grants awarded in the programs.

During the period, the Company did not grant deferred stocks under the stock option plan (as at December 2019, 208,000 deferred stocks had been granted related to the exercise of stock options granted in the previous years, and such shares were valued based on the share price of the trading session immediately prior to the stock option grant, representing a fair value of R$3,787 on December 31, 2019). Such deferred stock options are subject to a vesting period of five years from the date of their grant.

During the period, the Company granted 1,565,000 (11,838,000 as at December 31, 2019) restricted shares under the Share-Based Plan, which are valued based on the share price of the trading session immediately prior to the grant of shares, representing a fair value of approximately R$28,866 on September 30, 2020 (R$211,728 as at December 31, 2019). Such restricted share units are subject to a grace period of five years counted from the date of the grant.

The total number of shares purchased or granted by employees, according to each category, under the Stock Option Plan and Share-Based Plan is demonstrated below; the grant of these shares will be performed in the future under certain conditions (deferred stock and restricted shares).

Thousand deferred shares	09/30/2020	12/31/2019

Deferred shares outstanding at January 1st	7,926	12,308
New deferred shares during the period	-	208
Deferred shares granted during the period	(1,901)	(4,167)
Deferred shares forfeited during the period	(91)	(423)
Deferred shares outstanding at the end of the period	5,934	7,926

42

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

Thousand restricted shares	09/30/2020	12/31/2019

Restricted shares outstanding at January 1st	23,836	12,656
New restricted shares during the period	1,565	11,838
Restricted shares forfeited during the period	(558)	(658)
Restricted shares outstanding at the end of the period	24,843	23,836

Additionally, certain employees and managers of the Company received options to acquire AB Inbev shares, the compensation cost of which is recognized in the income statement against equity.

The transactions with share-based payments described above generated an expense of R$160,781 on September 30, 2020 (R$177,725 on September 30, 2019), recorded as administrative expenses.

22.	FINANCIAL INSTRUMENTS AND RISKS

Risk factors

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of business. The Company analyzes each of these risks both individually and to define strategies to manage the economic impact on the Company’s performance consistent with its Financial Risk Management Policy.

The Company’s use of derivatives strictly follows the Financial Risk Management Policy approved by the Board of Directors. The purpose of the policy is to provide guidelines for the management of financial risks inherent to the capital markets in which Ambev carries out its operations. The policy comprises four main aspects: (i) capital structure, financing and liquidity, (ii) transactional risks related to the business, (iii) financial statements translation risks and (iv) credit risks of financial counterparties.

The policy establishes that all the financial assets and liabilities in each country where Ambev operates must be denominated in their respective local currencies. The policy also sets forth the procedures and controls needed for identifying, measuring and minimizing market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat, corn and sugar) that may affect Ambev’s revenues, costs and/or investment amounts. The policy states that all the known risks (e.g. foreign currency and interest) will be hedged by contracting derivative financial instruments. Existing risks not yet recorded (e.g. future contracts for the purchase of raw material or property, plant and equipment) are mitigated using projections for the period necessary for the Company to adapt to the new cost scenario, which may vary from ten to fourteen months, also through the use of derivative financial instruments. Most of the translation risks are not hedged. Any exception to the policy must be approved by the Board of Directors.

43

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

Derivative financial instruments

Derivative financial instruments authorized by the Financial Risk Management Policy are futures contracts traded on exchanges, full deliverable forwards, non-deliverable forwards, swaps and options. On September 30, 2020, the Company and its subsidiaries had no target forward, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of their contracts. The derivative operations are managed on a consolidated basis and are classified by strategies according to their purposes, as follows:

i) Cash-flow-hedge derivative instruments – The highly probable forecast transactions contracted in order to minimize the Company's exposure to fluctuations of exchange rates and prices of raw materials, investments, equipment and services to be procured, are protected by cash flow hedges that will occur at various different dates during the next fourteen months. Gains and losses classified as hedging reserve in equity are recognized in the income statement in the period or periods when the forecast and hedged transaction affects the income statement.

ii) Fair-value-hedge derivative instruments – operations contracted with the purpose of mitigating the Company’s net indebtedness against foreign exchange and interest rate risk. Cash net positions and foreign currency debts are continually assessed for identification of new exposures.

The results of these operations, measured according to their fair value, are recognized in financial results.

iii) Net-investment-hedge derivative instruments – transactions entered in order to minimize exposure of the exchange differences arising from conversion of net investment in the Company's subsidiaries located abroad for translation account balance. The effective portion of the hedge is allocated to equity and the ineffectiveness portion is recorded directly in financial income statement when identified.

The following tables summarize the exposure of the Company that were identified and protected in accordance with the Company's Risk Policy. The following denominations have been applied:

Operational Hedge: Refers to the exposures arising from the core business of Company, such as purchase of inputs, purchase of fixed assets and service contracts linked to foreign currency, which is protected using derivatives.

Financial Hedge: Refers to the exposures arising from cash and financing activities, such as foreign-currency cash and foreign-currency debt, which is protected using derivatives.

44

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

Investment hedge abroad: Refers mainly to exposures arising from cash held in foreign currency in foreign subsidiaries whose functional currency is different from the consolidation currency.

Investment hedge - Put option granted on subsidiary: As detailed in item IV (d) the Company constituted a liability related to acquisition of a non-controlling interest of the operations in the Dominican Republic. This financial instrument is denominated in Dollar (Tranche A) and Dominican Pesos (Tranche B) and is recorded by an entity, whose functional currency is the Real. The Company assigned this financial instrument as a hedging instrument for part of its net assets located in the subsidiaries which functional currency is the US Dollar and Dominican Pesos, in such a manner that the hedge result can be recorded in other comprehensive income of the group, following the result of the hedged item.

45

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

Transactions protected by derivative financial instruments in accordance with the Financial Risk Management Policy

						Nine-month period ended: 09/30/2020			Three-month period ended: 09/30/2020
				Fair Value		Gain / (Losses)			Gain / (Losses)
Exposure	Risk		Notional	Assets	Liability	Finance Result	Operational Result	Equity	Finance Result	Operational Result	Equity

Cost		(15,053,042)	14,782,288	182,805	(202,353)	(509,924)	1,070,964	1,607,166	(187,260)	403,002	284,377
	Commodity	(3,115,652)	2,844,898	128,584	(79,207)	(99,873)	(126,464)	(98,268)	(15,447)	(35,575)	186,470
	American Dollar	(11,713,122)	11,713,122	43,768	(106,444)	(415,797)	1,225,210	1,743,782	(173,226)	440,407	118,031
	Euro	(115,870)	115,870	4,991	(355)	(3,249)	6,554	14,700	(499)	4,787	4,557
	Mexican Pesos	(108,398)	108,398	5,462	(16,347)	8,995	(34,336)	(53,048)	1,912	(6,617)	(24,681)

Fixed Assets		(1,046,727)	1,046,727	7,614	(19,087)	(615,355)	130,812	379,463	(242,207)	74,071	217,450
	American Dollar	(1,046,727)	1,046,727	7,614	(19,087)	(615,355)	130,812	379,463	(242,207)	74,071	217,450

Expenses		(351,150)	351,150	1,868	(7,073)	(1,794)	3,532	1,900	(711)	2,075	1,430
	American Dollar	(351,150)	351,150	1,868	(7,073)	(1,794)	3,532	1,900	(711)	2,075	1,430

Debts		(821,854)	-	-	-	-	-	-	-	-	-
	American Dollar	(137,191)	-	-	-	-	-	-	-	-	-
	Euro	(456,311)	-	-	-	-	-	-	-	-	-
	Interest rate	(228,352)	-	-	-	-	-	-	-	-	-

Equity Instrument		(978,217)	783,998	5,674	(74,808)	(556,676)	-	-	(111,155)	-	-
	Stock exchange prices	(978,217)	783,998	5,674	(74,808)	(556,676)	-	-	(111,155)	-	-

Foreign Investments		281,645	(281,645)	416	-	1,515	-	(1,975)	(2,686)	-	(2,175)
	American Dollar	281,645	(281,645)	416	-	1,515	-	(1,975)	(2,686)	-	(2,175)
September 30, 2020		(17,969,345)	16,682,518	198,377	(303,321)	(1,682,234)	1,205,308	1,986,554	(544,019)	479,148	501,082

46

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

				12/31/2019		Nine-month period ended: 09/30/2019			Three-month period ended: 09/30/2019
				Fair Value		Gain / (Losses)			Gain / (Losses)
Exposure	Risk		Notional	Assets	Liability	Finance Result	Operational Result	Equity	Finance Result	Operational Result	Equity

Cost		(11,823,740)	11,630,267	122,211	(266,416)	(682,365)	625,482	692,234	(258,155)	(35,042)	621,355
	Commodity	(2,293,500)	2,100,027	36,767	(74,796)	(40,789)	(129,016)	(108,277)	(20,246)	(63,030)	(90,141)
	American Dollar	(9,192,368)	9,192,368	44,319	(188,568)	(522,648)	798,256	821,660	(121,354)	38,741	695,255
	Euro	(177,565)	177,565	-	(3,052)	(2,290)	(3,419)	(10,258)	(864)	(718)	(3,979)
	Mexican Pesos	(160,307)	160,307	41,125	-	(116,638)	(40,339)	(10,891)	(115,691)	(10,035)	20,220

Fixed Assets		(816,909)	816,909	11,394	(53,782)	(187,186)	155,916	177,313	(67,190)	154,147	135,450
	American Dollar	(816,909)	816,909	11,394	(53,782)	(187,186)	155,916	177,313	(67,190)	154,147	135,450

Expenses		(262,098)	262,098	2,229	(17,268)	(2,155)	2,269	1,937	33,259	1,705	(10,312)
	American Dollar	(262,098)	262,098	2,229	(17,268)	(2,157)	2,427	2,043	33,259	1,705	(10,312)
	Rupee	-	-	-	-	2	(158)	(106)	-	-	-

Cash		-	-	-	-	(42)	-	-	20	-	-
	Interest rate	-	-	-	-	(42)	-	-	20	-	-

Debts		(362,773)	-	-	-	5,306	-	-	-	-	-
	American Dollar	(114,358)	-	-	-	-	-	-	-	-	-
	Interest rate	(248,415)	-	-	-	5,306	-	-	-	-	-

Equity Instrument		(1,873,396)	1,057,829	37,534	(17,904)	159,369	-	-	(36,241)	-	-
	Stock Exchange Prices	(1,873,396)	1,057,829	37,534	(17,904)	159,369	-	-	(36,241)	-	-

Foreign Investments		-	-	-	-	-	(28,487)	28,487	-	-	-
	American Dollar	-	-	-	-	-	(28,487)	28,487	-	-	-
Total		(15,138,916)	13,767,103	173,368	(355,370)	(707,073)	755,180	899,971	(328,307)	120,810	746,493
47

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated
I.	Market risk

a.1) Foreign-currency risk

The Company is exposed to foreign currency risk on borrowings, investments, purchases, dividends and/or interest expense and income whenever they are denominated in a currency other than the functional currency of the subsidiary. The main derivative financial instruments used to manage foreign currency risk are futures contracts, swaps, options, non-deliverable forwards and full deliverable forwards.

a.2) Commodity risk

A significant portion of the Company’s inputs comprise commodities which historically have experienced substantial price fluctuations. The Company therefore uses both fixed price purchasing contracts and derivative financial instruments to minimize its exposure to commodity price volatility of aluminum, sugar, wheat and corn. These derivative financial instruments have been designated as cash-flow hedges.

a.3) Interest rate risk

The Company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debts is reviewed periodically with purpose of achieving an optimal balance between cost of funding and volatility of financial results, taking into account market conditions as well as the Company’s overall business strategy and this strategy is reviewed periodically.

The table below demonstrates the Company’s exposure related to debts, before and after interest rates hedging strategy, within the limits established by our risk policy. In 2020, the Company is not applying hedge for the exposures described below:

	09/30/2020
	Risk
	Interest rate	Amount in Brazilian Real
Brazilian Real	5.4%	2,940,677
Working capital in Argentinean Peso	21.5%	678,882
Argentinean Peso	23.3%	5,390
Dominican Peso	9.8%	375,061
Guatemala´s Quetzal	8.4%	16,535
Others	8.6%	44,504
Bolivian Peso	5.2%	158,123
American Dollar	4.2%	4,434
Canadian Dollar	3.5%	364,998
Interest rate pre-set		4,588,604

Brazilian Real	4.7%	1,511,688
American Dollar	4.1%	132,758
Canadian Dollar	3.2%	844,528
Euro	1.5%	456,311
Interest rate post fixed		2,945,285
48

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

	12/31/2019
	Risk
	Interest rate	Amount in Brazilian Real
Brazilian Real	10.4%	2,006,718
Working capital in Argentinean peso	94.0%	24
Dominican Peso	10.0%	209,737
American Dollar	4.7%	19,054
Guatemala´s Quetzal	6.3%	12,009
Canadian Dollar	3.5%	243,738
Others	9.2%	126,252
Interest rate pre-set		2,617,532

Brazilian Real	9.3%	171,809
American Dollar	4.1%	95,304
Canadian Dollar	2.7%	472
Interest rate post fixed		267,585

a.4) Terms and debt repayment schedule

						09/30/2020
	Carrying amount	Less than 1 year	1-2 years	2-3 years	3-5 years	More than
						5 years
Trade and other payables(i)	27,421,899	22,417,146	4,081,741	67,138	314,342	541,532
Secured bank loans	4,104,026	3,851,702	67,640	51,660	36,084	96,940
Unsecured bank loans	268,551	1,303	267,248	-	-	-
Debentures and Bonds	108,064	-	108,064	-	-	-
Unsecured other loans	124,402	35,978	35,279	21,499	5,118	26,528
Lease liabilities	2,249,964	429,180	545,686	381,567	477,398	416,133
	34,276,906	26,735,309	5,105,658	521,864	832,942	1,081,133

						12/31/2019
	Carrying amount	Less than 1 year	1-2 years	2-3 years	3-5 years	More than
						5 years
Trade and other payables(i)	25,589,612	21,498,681	3,282,421	253,629	214,291	340,590
Secured bank loans	461,154	176,673	55,564	54,748	62,541	111,628
Unsecured bank loans	212,668	94	209,831	2,743	-	-
Debentures and Bonds	106,611	-	106,611	-	-	-
Unsecured other loans	134,466	40,378	34,725	31,277	5,725	22,361
Lease liabilities	2,147,905	436,004	485,275	367,675	317,349	541,602
	28,652,416	22,151,830	4,174,427	710,072	599,906	1,016,181

(i) Includes mainly the amount related to suppliers, taxes, fees and contributions payables, dividends and interest on equity payable, salaries and charges, put option related to our participation in subsidiary and other liabilities, except for related parties, which payment term is less than 1 year.

Sensitivity analysis

The Company mitigates risks arising from non-derivative financial assets and liabilities substantially through derivative financial instruments. In this context, the Company has identified the main risk factors that may generate losses from these derivative financial instruments and has developed a sensitivity analysis based on three scenarios which may impact the Company’s future results and/or cash flow, as described below:

49

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

1 – Probable scenario: Management expectations of deterioration in each transaction’s main risk factor. To measure the possible effects on the results of derivative transactions, the Company uses parametric value at risk (VaR), which is a statistical measure developed through estimates of standard deviation and correlation between the returns of several risk factors. This model results in the loss limit expected for an asset over a certain period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and horizon of 21 days after September 30, 2020 for the calculation, which are presented in the module.

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on September 30, 2020.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on September 30, 2020.

Transaction	Risk	Fair Value	Probable scenario	Adverse scenario	Remote scenario

Commodities hedge	Decrease on commodities price	49,377	(193,060)	(661,848)	(1,373,072)
Input purchase		(49,377)	218,245	729,536	1,508,449
Foreign exchange hedge	Foreign currency decrease	(68,925)	(165,949)	(3,053,272)	(6,037,620)
Input purchase		68,925	165,949	3,053,272	6,037,620
Costs effects		-	25,185	67,688	135,377

Foreign exchange hedge	Foreign currency decrease	(11,473)	(15,124)	(273,155)	(534,837)
Capex Purchase		11,473	15,124	273,155	534,837
Fixed assets effects		-	-	-	-

Foreign exchange hedge	Foreign currency decrease	(5,205)	(6,644)	(92,992)	(180,780)
Expenses		5,205	6,644	92,992	180,780
Expenses effects		-	-	-	-

Debt	Foreign currency decrease	-	9,171	148,376	296,751
Interest expenses	Increase in interest rate	-	713	11,089	20,864
Debt effects		-	9,884	159,465	317,615

Equity Instrument Hedge	Stock exchange price decrease	(69,134)	(118,490)	(265,133)	(461,133)
Expenses		69,134	129,236	313,688	558,242
Equity effects		-	10,746	48,555	97,109

Equity Instrument Hedge	Stock exchange price increase	416	(2,044)	(69,995)	(140,407)
Expenses		(416)	2,044	69,995	140,407
Equity effects		-	-	-	-
		-	45,815	275,708	550,101

50

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

As of September 30, 2020, the notional and fair value amounts per instrument and maturity were as follows:

		Notional Value
Exposure	Risk	2020	2021	2022	2023	>2023	Total

Cost		10,197,973	4,584,315	-	-	-	14,782,288
	Commodity	803,699	2,041,199	-	-	-	2,844,898
	American Dollar	9,311,249	2,401,873	-	-	-	11,713,122
	Euro	51,710	64,160	-	-	-	115,870
	Mexican Peso	31,315	77,083	-	-	-	108,398

Fixed asset		886,428	160,299	-	-	-	1,046,727
	American Dollar	886,428	160,299	-	-	-	1,046,727

Expenses		293,109	58,041	-	-	-	351,150
	American Dollar	293,109	58,041	-	-	-	351,150

Equity Instrument		212,585	571,413	-	-	-	783,998
	Stock prices	212,585	571,413	-	-	-	783,998

Foreign Investments		(281,645)	-	-	-	-	(281,645)
	American Dollar	(281,645)	-	-	-	-	(281,645)
		11,308,450	5,374,068	-	-	-	16,682,518

		Fair Value
Exposure	Risk	2020	2021	2022	2023	>2023	Total

Cost		(52,272)	32,724	-	-	-	(19,548)
	Commodity	(14,236)	63,613	-	-	-	49,377
	American Dollar	(35,973)	(26,703)	-	-	-	(62,676)
	Euro	2,821	1,815	-	-	-	4,636
	Mexican Peso	(4,884)	(6,001)	-	-	-	(10,885)

Fixed asset		(12,165)	692	-	-	-	(11,473)
	American Dollar	(12,165)	692	-	-	-	(11,473)

Expenses		(4,130)	(1,075)	-	-	-	(5,205)
	American Dollar	(4,130)	(1,075)	-	-	-	(5,205)

Equity Instrument		(8,386)	(60,748)	-	-	-	(69,134)
	Stock prices	(8,386)	(60,748)	-	-	-	(69,134)

Foreign Investments		416	-	-	-	-	416
	American Dollar	416	-	-	-	-	416
		(76,537)	(28,407)	-	-	-	(104,944)

II.	Credit Risk

Concentration of credit risk on trade receivables

A substantial part of the Company’s sales is made to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the widespread number of customers and control procedures used to monitor risk.

51

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

Historically, the Company has not experienced significant losses on receivables from customers.

Concentration of credit risk on counterpart

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, avoiding credit concentration, i.e., the credit risk is monitored and minimized to the extent that negotiations are carried out only with a select group of highly rated counterparties.

The selection process of financial institutions authorized to operate as the Company’s counterparty is set forth in our Credit Risk Policy. This Policy establishes maximum limits of exposure to each counterparty based on the risk rating and on each counterparty's capitalization.

In order to minimize the risk of credit with its counterparties on significant derivative transactions, the Company has adopted bilateral “trigger” clauses. According to these clauses, where the fair value of an operation exceeds a percentage of its notional value (generally between 10% and 15%), the debtor settles the difference in favor of the creditor.

Deposits or cash available, if any, must be kept in accounts with top tier banks or with a high credit rating for each country. Any position of short-term nature (less than 6 months) should be considered as a deposit or cash available.

Counterparty risk must be managed by the Company globally, with product limits established by treasury, considering: (i) counterparty credit rating (ii) duration (iii) amount (iv) split between assets and liabilities, in the absence of a clearing clause in derivative contracts.

The counterparty risk is reassessed quarterly.

The carrying amount of cash and cash equivalents, investment securities, trade receivables excluding prepaid expenses, recoverable taxes and derivative financial instruments are disclosed net of provisions for impairment and represents the maximum exposure of credit risks on September 30, 2020. As of September 30, 2020, there was no concentration of credit risk with any counterparties beyond the limit established by the Company's risk policy.

52

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

III.	Liquidity Risk

Historically, Company’s primary sources of cash flow have been cash flows from operating activities, the issuance of debt, bank borrowings and equity securities. Ambev’s material cash requirements have included the following:

•                  Debt servicing;

•                  Capital expenditures;

•                  Investments in companies;

•                  Increases in ownership of Ambev’s subsidiaries or companies in which it holds equity investments;

•                  Share buyback programs; and

•                  Payments of dividends and interest on shareholders’ equity.

The company believes that cash flows from operating activities, available cash and cash equivalents as well as short-term investments, along with related derivatives and access to borrowing facilities, will be sufficient to fund capital expenditures, financial instrument liabilities and dividend payments going forward. It is the intention of the company to continue to reduce its financial indebtedness through a combination of strong operating cash flow generation and continued refinancing.

							09/30/2020
	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables	27,421,898	28,576,014	22,502,874	4,121,930	262,929	219,650	1,468,631
Secured bank loans	4,104,026	4,322,027	3,987,249	84,834	65,636	58,399	125,909
Unsecured bank loans	268,551	302,737	27,609	275,128	-	-	-
Debentures and Bonds	108,064	139,776	15,856	123,920	-	-	-
Unsecured other loans	124,402	257,132	50,137	44,198	30,449	12,678	119,670
Lease liabilities	2,249,964	2,888,632	574,742	685,888	500,591	639,052	488,359
	34,276,905	36,486,318	27,158,467	5,335,898	859,605	929,779	2,202,569

							12/31/2019
	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables	25,589,612	26,899,005	21,591,972	3,332,859	285,989	221,654	1,466,531
Secured bank loans	461,154	577,821	197,614	70,292	70,884	87,941	151,090
Unsecured bank loans	212,668	214,522	21,149	190,604	2,769	-	-
Debentures and Bonds	106,611	141,712	15,856	122,467	-	3,389	-
Unsecured other loans	134,466	261,927	56,205	49,154	41,414	13,801	101,353
Lease liabilities	2,147,905	2,766,595	572,184	616,217	466,326	447,618	664,250
	28,652,416	30,861,582	22,454,980	4,381,593	867,382	774,403	2,383,224

53

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

IV.	Equity price risk

Through the equity swap transactions approved on May 15th, 2019, December 19th, 2019 and May 13th, 2020 by Ambev’s Board of Directors (see Note 1 - Corporate information), the Company, or its subsidiaries, will receive a price variation related to its shares traded on the stock exchange or ADRs, neutralizing the possible effects of stock-price variation in view of the share-based payment of the Company. As these derivative instruments are not characterized as hedge accounting, they were not therefore designated to any hedge.

At September 30, 2020, an exposure equivalent to R$1.0 billion (R$1.9 billion as of December 31, 2019) in Ambev’s shares (or ADRs) was partially hedged, resulting in a loss in the income statement of R$556,676 (a gain in income statement of R$159,369 as of September 30, 2019).

V.	Capital management

The Company is continuously optimizing its capital structure, aiming to maximize shareholder value while keeping the desired financial flexibility to execute its strategic projects. Besides the statutory minimum equity funding requirements that apply to the Company’s subsidiaries in different countries, Company is not subject to any externally imposed capital requirements. When analyzing its capital structure, the Company uses the same debt ratings and capital classifications as applied in the Company’s interim financial statements.

Financial instruments

(a) Financial instrument categories

Management of the financial instruments held by the Company is affected through operational strategies and internal controls to assure liquidity, profitability and transaction security. Financial instrument transactions are regularly reviewed for the effectiveness of the risk exposure that Management intends to cover (foreign exchange, interest rate, among others).

54

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

The table below shows all interim financial instruments recognized in the financial statements, segregated by category:

	09/30/2020
	Amortized cost	Fair value through profit or loss	Total
Financial assets
Cash and cash equivalents less bank overdrafts	20,981,568	-	20,981,568
Trade receivables excluding prepaid expenses	6,224,931	-	6,224,931
Investment securities	188,670	1,442,923	1,631,593
Financial instruments derivatives	-	5,674	5,674
Derivatives hedge	-	192,703	192,703
Total	27,395,169	1,641,300	29,036,469

Financial liabilities
Trade payables	16,855,796	-	16,855,796
Put option granted on subsidiary	-	3,888,287	3,888,287
Financial instruments derivatives	-	74,808	74,808
Derivatives hedge	-	228,513	228,513
Interest-bearning loans and borrowings	6,855,007	-	6,855,007
Other liabilities	1,776,597	-	1,776,597
Total	25,487,400	4,191,608	29,679,008

	12/31/2019
	Amortized cost	Fair value through profit or loss	Total
Financial assets
Cash and cash equivalents less bank overdrafts	11,900,642	-	11,900,642
Trade receivables excluding prepaid expenses	6,456,672	-	6,456,672
Investment securities	163,570	14,558	178,128
Financial instruments derivatives	-	37,534	37,534
Derivatives hedge	-	135,834	135,834
Total	18,520,884	187,926	18,708,810

Financial liabilities
Trade payables	15,379,142	-	15,379,142
Put option granted on subsidiary	-	3,092,240	3,092,240
Financial instruments derivatives	-	17,904	17,904
Derivatives hedge	-	337,466	337,466
Interest-bearning loans and borrowings	3,062,804	-	3,062,804
Other liabilities	1,583,807	-	1,583,807
Total	20,025,753	3,447,610	23,473,363

(b) Classification of financial instruments by type of fair value measurement

IFRS 13 defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Also pursuant to IFRS 13, financial instruments measured at fair value will be classified within the following categories:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date valuation;

55

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 – unobservable inputs for the asset or liability.

	09/30/2020				12/31/2019

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through profit or loss	1,442,923	-	-	1,442,923	14,558	-	-	14,558
Derivatives assets at fair value through profit or loss	-	5,674	-	5,674	-	37,534	-	37,534
Derivatives - operational hedge	49,619	142,668	-	192,287	25,156	110,678	-	135,834
Derivatives - investment hedge	416	-	-	416	-	-	-	-
	1,492,958	148,342	-	1,641,300	39,714	148,212	-	187,926
Financial liabilities
Financial liabilities at fair value through profit and loss	-	-	3,888,287	3,888,287	-	-	3,092,240	3,092,240
Derivatives liabilities at fair value through profit or loss	-	74,808	-	74,808	-	17,904	-	17,904
Derivatives - operational hedge	56,821	171,692	-	228,513	43,209	294,257	-	337,466
	56,821	246,500	3,888,287	4,191,608	43,209	312,161	3,092,240	3,447,610

Reconciliation of changes in the categorization of Level 3

Financial liabilities at December 31, 2019	3,092,240
Disbursement of investments	(83,499)
Acquisition of investments	(4,418)
Total gains and losses in the period	883,964
Losses/(gains) recognized in net income	21,913
Losses/(gains) recognized in equity	862,051
Financial liabilities at September 30, 2020	3,888,287

(c)	Fair value of financial liabilities measured at amortized cost

The Company’s liabilities, interest-bearing loans and borrowings, trade payables excluding tax payables, are recorded at amortized cost according to the effective rate method, plus indexation and foreign exchange gains/losses, based on closing indices for each exercise.

The financial instruments recorded at amortized cost are similar to the fair value and are not material for disclosure.

(d)	Fair value of liabilities measured through profit or loss

As part of the negotiations of the shares of Tenedora CND, the Company signed the second amendment to the Shareholders' Agreement extending the partnership between the Company and ELJ. ELJ is currently the owner of 15% of the shares of Tenedora CND, and its put options are now divided into two tranches: (i) Tranche A, corresponding to 12.11% of the shares, exercisable in 2022, 2023 and 2024; and (ii) Tranche B, corresponding to 2.89% of the shares, exercisable from 2026. The Company, on the other hand, has a call option over Tranche A shares, exercisable from 2021, and Tranche B shares, exercisable from 2029. On September 30, 2020, the sum of the two ELJ tranches is R$3,863,786.

56

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

The fair value of Tranche A is calculated considering the interest under the contract, plus the foreign exchange variation, less the dividends paid between the signature of the amendment and the exercise of the option.

The fair value of Tranche B is calculated based on the EBITDA multiple, less operation’s net debt, brought to its present value, calculated using standard valuation techniques (present value of the principal amount and future interest, discounted at the market rate). The criteria used are based on market information from reliable sources and are categorized as “Level 3”.

Calculation of fair value of derivatives

The Company measures derivative financial instruments by calculating their present value using market curves that impact the instrument on the computation dates. In the case of swaps, both the asset and the liability positions are estimated independently and brought to present value, where the difference between the result of the asset and liability amount generates the swap’s market value. For the traded derivative financial instruments, the fair value is calculated according to the exchange-listed price.

Margins given in guarantee

In order to comply with the guarantee requirements of the derivative exchanges and/or counterparties in certain operations with derivative financial instruments, as at September 30, 2020 the Company held R$923,819 in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (R$816,928 on December 31, 2019).

Offsetting of financial assets and liabilities

For financial assets and liabilities subject to settlement agreements by the net or similar agreements, each agreement between the Company and the counterparty allows this type of settlement when both parties make this option. In the absence of such a settlement, the assets and liabilities will be settled by their amounts, but each party will have the option to settle on net, in case of default by the counterparty.

57

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

23. COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPLLIERS, ADVANCES FROM CUSTOMERS AND OTHER

	09/30/2020	12/31/2019

Collateral given for the Company’s own liabilities	923,819	817,036
Other commitments	1,683,410	1,245,169
	2,607,229	2,062,205

Commitments to suppliers	19,727,851	15,877,298
	19,727,851	15,877,298

The collateral provided for liabilities totaled approximately R$2,607,229 on September 30, 2020 (R$2,062,205 on December 31, 2019), including R$707,863 (R$693,276 on December 31, 2019) of cash guarantees. The deposits in cash used as guarantees are presented as part of other assets. To meet the guarantees required by derivative exchanges and/or counterparties contracted in certain derivative financial instrument transactions, Ambev maintained on September 30, 2020, R$923,819 (R$816,928 on December 31, 2019) in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (Note 22 – Financial instruments and risks).

Most of the balance relate to commitments with suppliers of packaging.

Future contractual commitments on September 30, 2020 and December 31, 2019 were as follows:

	09/30/2020	12/31/2019

Less than 1 year	8,815,313	9,300,551
Between 1 and 2 years	4,308,262	3,861,872
More than 2 years	6,604,276	2,714,875
	19,727,851	15,877,298

24. CONTINGENT LIABILITY

The Company has contingent liabilities related to lawsuits arising from its normal course of business. Due to their nature, such legal proceedings involve certain uncertainties including, but not limited to, court and tribunals rulings, negotiations between affected parties and governmental actions, and consequently the Company’s Management cannot estimate the likely timing of resolution of these matters at this stage.

Contingent liabilities with a probable outcome are fully recorded as liabilities (Note 13 – Provisions).

58

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

The Company has lawsuits related to tax, civil and labor matters for which the likelihood of loss was classified as possible by Management, and for which there are no provisions, estimated of amounts as follows:

	09/30/2020	12/31/2019

Income tax and social contribution	46,520,335	43,453,049
Value-added and excise taxes	22,932,216	22,226,320
PIS and COFINS	2,736,011	3,066,849
Labor	229,633	353,296
Civil	419,915	388,732
Others	1,035,790	1,036,024
	73,873,900	70,524,270

Principal lawsuits with a likelihood of possible loss:

Except for monetary inflation and the cases described below, there were no relevant changes in the main cases with possible chances of loss when compared to the period ending on December 31, 2019.

Brazilian Federal Taxes

Goodwill CND Holdings

In November 2017, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of CND Holdings into Ambev. The decision from the first-level administrative court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court. In February 2020, Ambev received a partially favorable decision at the Lower Administrative Court. Ambev was notified of the decision and filed a motion for clarification. In addition, Ambev submitted counterarguments responding to the special appeal filed by the tax authorities on the portion that was judged favorably to Ambev. Currently, Ambev is awaiting the judgment of the motion for clarification.

The updated amount related to this uncertain tax position as of September 2020 was approximately R$1 billion (R$1.1 billion as of December 31, 2019). Ambev has not recorded any provisions for this matter as is classified as possible losses.

Disallowance of taxes paid abroad

Since 2014, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad by its subsidiaries and has been filing defenses. The cases are being challenged at the administrative and judicial levels. In November 2019, the Lower Administrative Court rendered a favorable decision to Ambev regarding the assessment from 2010 in the amount of approximately R$0.2 billion, which became definitive. In January 2020, the Lower Administrative Court rendered unfavorable decisions regarding four of these assessments (from 2015 and 2016). Ambev management estimates the total amount of possible losses in relation to these four assessments to be approximately R$3.7 billion. Regarding the 2015 assessments, Ambev filed a Special Appeal for analysis by the Upper Administrative House. As to the 2016 cases, the company was notified about the decision of the Lower Administrative Court and filed a motion for clarification. The other cases are still waiting final decisions.

59

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

The updated amount related to this uncertain tax position as of September, 2020 was approximately R$10.3 billion (R$10.1 billion as of December 31, 2019). Ambev has not recorded any provisions for this matter as is classified as possible losses.

Disallowance on Income Tax deduction

In January 2020, Arosuco, a subsidiary of the Company, received a tax assessment from the Federal Revenue Service of Brazil regarding the disallowance of the income tax reduction benefit provided for in Provisional Measure No. 2199-14/2001. An administrative defense was presented by the Company.

The updated amount related to this uncertain tax position as of September, 2020 was approximately R$2.1 billion (non-existent on December 31, 2019). Ambev has not recorded any provision for this matter as it is classified as possible losses.

PIS and COFINS

PIS/COFINS over bonus products

Since 2015, Ambev has received tax assessments issued by the Brazilian Federal Tax Authorities related to amounts allegedly due as social contribution on gross revenue (PIS/COFINS) on bonus products granted to its customers. The cases are challenged at the administrative and judicial levels of the courts. In 2020, Ambev received final favorable decisions at the administrative level, some of which are still subject to review. At the judicial level, the case is still at the initial stage.

Ambev management estimates the possible losses related to these assessments at approximately R$1.7 billion (R$2.3 billion as of December 31, 2019) classified as possible loss.

60

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

ICMS and IPI

ICMS-ST Trigger

Over the years, Ambev has received tax assessments to charge supposed ICMS differences considered due when the price of the products sold by Ambev was above the fixed price table basis established by the relevant States; in such cases the State tax authorities have understood that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. Ambev is currently challenging those charges before courts. The cases are being challenged at both administrative and judicial courts.

Ambev management estimated the amount related to this issue as at September, 2020 to be approximately R$8.3 billion (R$7.7 billion as at 31 December 2019), classified as a possible loss and, therefore, for which Ambev has made no provision. Ambev recorded provisions in the total amount of R$7.5 million (R$8.3 million as of December 31, 2019) in relation to certain proceedings for which it considers the chances of loss to be probable due to specific procedural issues.

Manaus Free Trade Zone – IPI and PIS/COFINS

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt and/or zero rated from IPI excise tax and social contributions (PIS/COFINS). With respect to IPI, Ambev’s subsidiaries have been registering IPI excise tax presumed credits upon the acquisition of exempted goods manufactured therein. Since 2009, Ambev has been receiving several tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such credits.

Ambev has also been receiving charges from the Brazilian Federal Tax Authorities in relation to (i) federal taxes allegedly unduly offset with the disallowed presumed IPI excise tax credits that are under discussion in these proceedings and (ii) amounts of PIS and COFINS allegedly over Arosuco’s remittances to Ambev.

In April 2019, the Federal Supreme Court (“STF”) announced its judgment on Extraordinary Appeal No. 592,891/SP, with binding effects, deciding on the rights of taxpayers registering presumed IPI excise tax credits on acquisitions of raw materials and exempted inputs originating from the Manaus Free Trade Zone. As a result of this decision, Ambev reclassified part of the amounts related to the IPI cases as remote losses maintaining as possible losses only issues related to other additional discussions that were not included in the analysis of the STF.

61

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

The cases are being challenged at both the administrative and judicial levels. Ambev management estimates the possible losses in relation to these assessments to be R$4.8 billion (R$4.2 billion on December 31, 2019) as at September, 2020. Ambev has not recorded any provision in connection with these assessments.

Contingent assets

In accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, contingent assets are not recognized in financial statements, except when realization of income is virtually certain.

The Company and entities under its control are claiming a refund of PIS and COFINS paid in excess since 1990 because ICMS was improperly included in their taxable base, as recognized by the STF within the Extraordinary Appeal No. 574,706/PR, with binding effects. Considering the different taxation systems applicable to the soft drinks and beer sector, as well as due to corporate reorganizations that have occurred over the years, the Company and entities under its control have several lawsuits claiming such refund.

For periods up to 2009, the Company is a party to lawsuits filed by companies that were merged with it over the years. In September 2019, a final decision was rendered in favor of the Company in one of the cases related to periods prior to 2009. The decision recognizes the right of former Companhia Antartica Paulista (merged with Ambev S.A.) to recover excess COFINS paid between March 2000 and May 2005 due to the improper inclusion of the ICMS in its taxable basis. Based on a review carried out in the year 2020, the amount was updated to R$ 0.4 billion

Other lawsuits related to this period are still pending final decisions, and the amounts of the respective contingent assets are being assessed by the Company's management.

For the period during which the special regime applicable to soft drinks and beer was in place – i.e. from January 2009 to April 2015 (Article 58-J of Law 10,833, of 2003, also known as REFRI), a final decision was rendered favorable to the Company (and some companies which had merged with it) and entities under its control. However, the amounts to be recovered are still being assessed by the Company's management due to the complexity of the taxation system applicable during this period, which includes consultations on prices and taxation systems for ICMS, PIS and COFINS (using the ad rem methodology). Such rights will be recognized once the financial effects can be identified with reasonable certainty, as determined in IAS 37. Management is making its best efforts to conclude the calculation by December 31, 2020.

62

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

For the period after the termination of the special regime applicable to soft drinks and beer (currently in place) until the decision rendered by STF, the Company estimates that the contingent asset is R$1.9 billion, which will be recognized once final decisions are rendered under the respective lawsuits.

25. NON-CASH ITEMS

	Nine-month period ended:		Three-month period ended:
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
Cash financing cost other than interests	-	(1,932)	-	(3)
Fair value of option granted on a subsidiary	162,495	31,767	166,761	65,667
Effect of application of IAS 29 (hyperinflation)	35,905	174,362	(25,402)	163,321
Acquisition of investments payables	25,294	20,000	(7,893)	-

26. RELATED PARTIES

Policies and practices regarding the realization of transactions with related parties

The Company adopts corporate governance practices recommended and/or required by applicable laws.

Under the Company’s by-laws, the Board of Directors is responsible for approving any transaction or agreements between the Company and/or any of its subsidiaries (except those fully subsidiaries), directors and/or shareholders (including shareholders, direct or indirect shareholders of the Company). The Antitrust Compliance and Related Parties Committee of the Company is required to advise the Board of Directors of the Company in matters related to transactions with related parties.

Management is prohibited from interfering in any transaction in which conflict exists, even in theory, with the Company’s interests. It is also not permitted to interfere in decisions of any other Management member, requiring documentation in the minutes of meeting of the Board any decision to abstain from the specific deliberation.

The Company’s guidelines with related parties follow reasonable or commutative terms, similar to those prevailing in the market or under which the Company would contract similar transactions with third parties. These are clearly disclosed in the financial statements as formalized in written contracts.

Transactions with Management members:

In addition to short-term benefits (primarily salaries), the Management members are entitled to participate in the Stock Option Plan and Share-Based Plan (Note 21 – Share-based payments).

63

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

Total expenses related to the Company’s Management members were as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2020	09/30/2019	09/30/2020	09/30/2019

Short-term benefits (i)	18,299	26,790	5,936	16,680
Share-based payments (ii)	22,640	21,601	3,179	20
Total key Management remuneration	40,939	48,391	9,115	16,700

(i) These correspond substantially to Management’s salaries and profit sharing (including performance bonuses).

(ii) These correspond to the compensation cost of stock options and restricted stocks granted to Management. These amounts exclude remuneration paid to members of the Fiscal Council.

Excluding the above-mentioned plan (Note 21 – Share-based payments), the Company no longer has any type of transaction with the Management members or pending balances receivable or payable in its balance sheet.

Transactions with the Company's shareholders:

a) Medical, dental and other benefits

The Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficiência (“Fundação Zerrenner) is one of Ambev’s shareholders, with 10.2% of its total share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev’s employees, both active and retired, with health care and dental assistance, technical and superior education courses, facilities for assisting elderly people, through direct initiatives or through financial assistance agreements with other entities. On September 30, 2020 and December 31, 2019, actuarial responsibilities related to the benefits provided directly by Fundação Zerrenner were fully funded by plan assets, held for that purpose, which significantly exceeded the liabilities at those dates. Ambev recognizes the assets (prepaid expenses) of this plan to the extent of the amounts of economic benefit available to the Company, arising from reimbursements or reductions of future contributions.

The expenses incurred by Fundação Zerrenner in providing these benefits totaled R$170,871 (R$192,970 on September 30, 2019), of which R$149,484 and R$21,387 related to active employees and retirees respectively (R$170,536 and R$22,434 on September 30, 2019 related to active employees and retirees respectively).

b) Leasing

Ambev, through its subsidiary BSA (labeling), has an asset leasing agreement with Fundação Zerrenner, for R$22,439 maturing on December 31, 2022.

64

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

c) Leasing – Ambev head office

Ambev has a leasing agreement of two commercial sets with Fundação Zerrenner, which is being re-negotiated, and currently the contract is in force for an indefinite period.

d) Licensing agreement

The Company maintains a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brazil, Canada and Argentina, and sale and distribution agreements for Budweiser products in Guatemala, the Dominican Republic, Paraguay, El Salvador, Nicaragua, Uruguay, Chile, Panama, Costa Rica and Puerto Rico. In addition, the Company produces and distributes Stella Artois products under license to ABI in Brazil and Canada and, by means of a license granted to ABI, it also distributes Brahma’s product in the United States and several countries such as the United Kingdom, Spain, Sweden, Finland and Greece. The amount recorded was R$1,209 (R$1,428 on September 30, 2019) and R$444,767 (R$344,128 on September 30, 2019) as licensing income and expense, respectively.

Ambev has licensing agreements with the Group Modelo, subsidiaries of ABI, for to import, promote and sell products Corona (Corona Extra, Corona Light, Coronita, Pacifico and Negra Modelo) in the countries of the Latin America and Canada.

Transactions with related parties

				09/30/2020
Current	Trade receivables (i)	Other receivables (i)	Trade payables (i)	Dividends receivables
AB Africa	9,515	-	-	-
AB InBev	16,787	-	(83,012)	-
AB Package	4,667	-	(380,674)	-
AB Services	8,763	-	(1,575)	-
AB USA	73,998	6,648	(287,426)	-
Bavaria	785	-	(17,482)	-
Cervecería Modelo	12,285	-	(297,218)	-
Cervecerías Peruanas	1,629	-	(9,450)	-
Inbev	1,791	90,067	(15,675)	-
ITW International	-	-	-	-
Panama Holding	51,069	-	(7,350)	1,568
Others	11,735	1,118	(23,037)	-
	193,024	97,833	(1,122,899)	1,568

(i) The amount represents the marketing operations (purchase and sale) and the reimbursement between the companies of the group.

65

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

				12/31/2019
Current	Trade receivables (i)	Other receivables (i)	Trade payables (i)	Other payables (i)
AB InBev	24,847	-	(46,678)	-
AB Procurement	1,081	-	(176)	-
AB Services	15,537	-	(2,002)	-
AB USA	38,756	4,504	(180,908)	-
Bavaria	607	-	(63,968)	-
Cervecería Modelo	16,059	-	(223,141)	-
Inbev	687	64,519	(23,866)	-
ITW International	-	-	(223,733)	(108,895)
Panama Holding	27,238	166	(173)	-
Others	18,736	803	(126,072)	(41)
	143,548	69,992	(890,717)	(108,936)

(i) The amount represents the marketing operations (purchase and sale) and the reimbursement between the companies of the group.

	09/30/2020	12/31/2019
Non-current	Trade payables	Trade payables
ITW International	(465,724)	-
	(465,724)	-

The tables below represent the transactions with related parties recognized in the income statement:

		Nine-month period ended: 09/30/2020
Company	Sales and others	Service fees / Reimbursement of expenses and other receivables	Product purchases and others	Service Fee / Expense reimbursement and other payables	Net finance cost
AB InBev	178	-	(48,727)	(4,988)	-
AB Package	-	-	(107,097)	-	-
AB Procurement	-	-	-	(17,345)	-
AB USA	27,067	-	(1,046,021)	(2,280)	(1)
Bavaria	24,758	-	(31,739)	-	-
Cervecería Modelo	-	-	(892,401)	-	-
Cervecerías Peruanas	11,961	-	(24,254)	-	-
GCC India	-	-	-	(4,916)	-
Inbev	-	-	(72,511)	-	-
ITW International	-	-	-	-	1,742
Oriental Brewery	2,334	-	-	-	-
Others	5,387	104	(45,097)	-	1,614
	71,685	104	(2,267,847)	(29,529)	3,355

66

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

	Three-month period ended: 09/30/2020
Company	Sales and others	Service fees / Reimbursement of expenses and other receivables	Product purchases and others	Service Fee / Expense reimbursement and other payables	Net finance cost
AB InBev	71	-	(16,429)	(4,988)	-
AB Package	-	-	(44,844)	-	-
AB Procurement	-	-	17,345	-	-
AB USA	12,255	-	(427,064)	(836)	-
Bavaria	4,665	-	(15,180)	-	-
Cervecería Modelo	-	-	(313,821)	-	-
Cervecerías Peruanas	6,574	-	(13,380)	-	-
GCC India	-	-	3,334	(1,582)	-
Inbev	-	-	(18,656)	-	-
ITW International	-	-	-	-	19,750
Oriental Brewery	(116)	-	-	-	-
Others	3,343	52	(17,275)	-	1,614
	26,792	52	(845,970)	(7,406)	21,364

	Nine-month period ended: 09/30/2019
Company	Sales and others	Service fees / Reimbursement of expenses and other receivables	Product purchases and others	Service Fee / Expense reimbursement and other payables	Net finance cost
AB USA	35,052	13	(603,865)	(1,776)	-
AB Package	-	-	(55,693)	-	-
Cervecería Modelo	93	-	(929,652)	(1,373)	-
Inbev	-	-	(118,785)	-	-
ITW International	-	-	-	-	(34,887)
Others	2,927	60	(154,696)	(21,318)	-
	38,072	73	(1,862,691)	(24,467)	(34,887)

	Three-month period ended: 09/30/2019
Company	Sales and others	Service fees / Reimbursement of expenses and other receivables	Product purchases and others	Service Fee / Expense reimbursement and other payables	Net finance cost
AB USA	13,350	-	(202,122)	(605)	-
AB Package	-	-	(18,053)	-	-
Cervecería Modelo	(99)	-	(316,726)	(6)	-
Inbev	-	-	(38,629)	-	-
ITW International	-	-	-	-	(4,282)
Others	2,468	-	(54,731)	(3,729)	-
	15,719	-	(630,261)	(4,340)	(4,282)

Denominations used in the tables above:

AB InBev Procurement GmbH (“AB Procurement”)
Anheuser-Busch Inbev Africa (Pty) Ltd. (“AB Africa”)
Anheuser-Busch InBev N.V. (“AB InBev”)
Anheuser-Busch Inbev Services LLC (“AB Services”)
Anheuser-Busch Inbev USA LLC (“AB USA”)
Anheuser-Busch Packaging Group Inc. (“AB Package”)
Bavaria S.A. (“Bavaria”)
Cervecería Modelo de Mexico S. de R.L. de C.V. (“Cervecería Modelo”)
Cerveceria Nacional S de RL (“Panamá Holding”)
GCC Services India Private Ltd. (“GCC India”)
67

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

Inbev Belgium N.V. (“Inbev”)
Interbrew International B.V. (“ITW International”)
Oriental Brewery Co. Ltd. (“Oriental Brewery”)
Unión de Cervecerias Peruanas Backus Y Johnston S.A.A. (“Cervecerias Peruanas”)

68

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended September 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2020

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer